NO ACT

PE
12-08-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010474

January 19, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-19-2010

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Danaher Corporation
Incoming letter dated December 8, 2009

Dear Mr. Mueller:

This is in response to your letters dated December 8, 2009 and December 23, 2009 concerning the shareholder proposal submitted to Danaher by the Dominican Sisters of Hope; Mercy Investment Program; the Sisters of Mercy Regional Community of Detroit Charitable Trust; Trinity Health; the Sisters of Notre Dame of Toledo, OH; and Catholic Health East. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
New York, NY 10009

January 19, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Danaher Corporation
Incoming letter dated December 8, 2009

The proposal relates to a report.

There appears to be some basis for your view that Danaher may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if Danaher omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which Danaher relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 23, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22614-00004

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Danaher Corporation;*
Supplemental Letter Regarding the Shareholder Proposal of the Dominican Sisters of Hope
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 8, 2009, we submitted a letter (the "No-Action Request") on behalf of our client, Danaher Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Dominican Sisters of Hope and other institutional shareholders (each a "Proponent" and, collectively, the "Proponents"). The Proposal requests that "the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgam, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products."

The No-Action Request indicated our belief that the Proposal could be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(5), Rule 14a-8(i)(6) and Rule 14a-8(i)(7) under the Securities Exchange Act of 1934. We write supplementally to notify the Staff that we also seek to omit the Proposal and a Proposed Revision (as defined below) under Rule 14a-8(d) and Rule 14a-8(f)(1).

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

I. The Proposal May Be Excluded Under Rule 14a-8(d) And Rule 14a-8(f)(1) Because The Proposal Exceeds 500 Words.

The Proponents submitted the Proposal to the Company in letters which the Company received on November 20, 2009. *See* Exhibit A. Because the Company determined that the Proposal exceeded 500 words, the Company sent via United States Postal Service letters to each of the Proponents on November 24, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponents of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notices"). A copy of the Deficiency Notices are attached hereto as Exhibit B. United States Postal Service records confirm that the last Deficiency Notice was delivered on December 1, 2009. *See* Exhibit C.

Sister Valerie Heinonen, on behalf of the Dominican Sisters of Hope, responded with a letter dated December 1, 2009 (the "Response"). The Response did not revise the Proposal, stating only that "[t]he intent of the filers is to submit the resolution beginning with the word, 'Whereas:' and ending with the 'Resolved' section word, 'products.'" A copy of the Response is attached hereto as Exhibit D. Subsequently, following discussions between the Proponents and the Company, Sister Valerie Heinonen, on behalf of the Dominican Sisters of Hope, submitted a letter dated December 14, 2009 requesting that the Company consider accepting a change in wording in the penultimate paragraph of the Whereas section of the Proposal's supporting statement, regarding UN World Health Organization-convened panel (the "Proposed Revision"). *See* Exhibit E. The Company did not receive a response from any of the other Proponents within 14 days of each Proponent's receipt of the Deficiency Notice, except for the December 14, 2009 letter that included the Proposed Revision.

The Company may exclude the Proposal pursuant to Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation imposed by Rule 14a-8(d). Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. The Staff has explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement." Staff Legal Bulletin No. 14 (Jul. 13, 2001).

On numerous occasions the Staff has concurred that a company may exclude a shareholder proposal under Rules 14a-8(d) and 14a-8(f)(1) because the proposal exceeds 500 words. *See, e.g., Amoco Corp.* (avail. Jan. 22, 1997) (permitting the exclusion of a proposal under the predecessor to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal included 503 words and the proponent stated that it included 501 words). *See also Pool*

Corp. (avail. Feb. 17, 2009); *Procter & Gamble Co.* (avail. July 29, 2008); *Amgen, Inc.* (avail. Jan. 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the revised proposal contained more than 500 words). When counting the number of words in a proposal, the Staff has indicated that hyphenated words and words separated by "/" should be counted as multiple words. *See Minnesota Mining and Manufacturing Co.* (avail. Feb. 27, 2000) (concurring with the exclusion of a shareholder proposal under Rules 14a-8(d) and 14a-8(f)(1) where the proposal contained 504 words, but would have contained 498 words if hyphenated words and words separated by "/" were counted as one word). Similarly, the Staff has indicated that numbers should be counted as words. *See Aetna Life and Casualty Co.* (avail. Jan. 18, 1995) (permitting the exclusion of a proposal under the predecessor to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that "each numeric entry should be counted as a word for purposes of applying the 500-word limitation").

Consistent with the precedent discussed above, the Proposal may be excluded because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, counting only the words identified in the Response as part of the Proposal, the Proposal contains 508 words. In arriving at this calculation, we have followed Staff precedent and treated each hyphenated phrase as two or more words and counted each number as a single word. For example, we have counted "December 31, 2011" as three words because it includes the word "December" as well as two distinct numbers (just as, under the Staff precedent, a date presented as "12/31/2011" would be counted as three words). In addition, we have counted acronyms (such as "U.S.," "UN," and "FDA") as multiple words where those acronyms have not been defined in the Proposal. Each acronym represents multiple words, and just as a proponent cannot artificially circumvent the 500-word limitation by using excess hyphenation, it should not be able to do so by using excess acronyms. Even if each acronym is counted as a single word, the Proposal still contains 502 words. Finally, it should be noted that the Proposed Revision would lengthen the supporting statements by four words and thus, if the Company were to accept the Proposed Revision, it would not cure the failure to satisfy the 500 word limitation. Accordingly, we request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(d) and Rule 14a-8(f)(1).

* * *

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal (or, if applicable, the Revised Proposal) from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or James O'Reilly, Danaher's Associate General Counsel and Secretary, at (202) 419-7611.

Sincerely,



Ronald O. Mueller

ROM/tss
Enclosures

cc: James F. O'Reilly, Danaher Corporation
Valerie Heinonen
Kathleen Coll
Pamela Marie Buganski
Catherine Rowan

100773057_8.DOC

Exhibit A



Dominican Sisters of Hope
FINANCE OFFICE

November 17, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution, which asks the Board of Directors to issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, identifying policy options for eliminating release into the environment of mercury from Danaher products, for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are pleased to have begun a dialogue with Jim O'Reilly and colleague, Steve Tomassi, on the health and environmental impacts of the mercury in dental amalgams. We look forward to further conversations and Danaher commitments related to the concerns that we raised on our call and have addressed in our resolution. The Dominican Sisters of Hope is filing this resolution to meet the November 20 deadline but is willing to withdraw if further conversation is satisfactory.

The Dominican Sisters of Hope is the beneficial owner of 9,950 shares of Danaher Corporation stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu,

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)

Danaher – 2010 Manufacturing Mercury Fillings Report

Whereas:

Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor." (http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.





FACSIMILE TRANSMISSION

Date: 11/24/09

TO: H. Lawrence Culp Jr.

Company Name:

Department:

Phone Number: FAX Number: (202) 828-0860

FROM: Nina Shaw

Department:

Phone Number: (313) 222-0029 FAX Number:

COMMENTS:

RE: proof of ownership for Dominican Sisters of Hope

NOTE: IF YOU DO NOT RECEIVE ALL OF THE PAGES OR FIND THAT THEY ARE NOT LEGIBLE, PLEASE CALL AS SOON AS POSSIBLE.

TOTAL NUMBER OF PAGES INCLUDING THIS SHEET: 3


Comerica Bank

Wealth & Institutional Management

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

November 17, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

RE: Dominican Sisters of Hope Neuberger Berman

Dear Mr. Culp,

I have been asked to provide you with verification of holdings. Please be advised that the above referenced account currently holds 9,295 shares of Danaher Corp. (CUSIP 235851102). The attached tax lot detail report indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Karen

Karen Moncrieff
Vice President
(313) 222-7092
klmoncrieff@comerica.com

Enclosure

cc: Sr. V. Heinonen

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

November 17, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution, which asks that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products., for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is filing this resolution with the Dominican Sisters of Hope and other investor institutions.

We recognize that we have begun a dialogue with Danaher representatives and assure you that we remain open to the possibility of withdrawing our resolution. We are filing at this time to comply with SEC regulations.

Mercy Investment Program is the beneficial owner of 40 shares of Danaher stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,



Valerie Heinonen, o.s.u.

Danaher – 2010 Manufacturing Mercury Fillings Report

Whereas:
Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor." (http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.

Chris Robinson
2nd Vice President
The Northern Trust
50 South LaSalle Street, B-8
Chicago, Illinois 60675


Northern Trust

November 23, 2009

H. Lawrence Culp, Jr., President and CEO fax 202 828 0860
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

JOR
11/30/09

Dear Mr. Culp,

This letter will certify that as of November 17, 2009 Northern Trust Corporation, as custodian, held for the beneficial interest of the Mercy Investment Program 40 shares of Danaher Common Stock. The shares are held in the name of the Howe & Co.

Further, please note that Northern Trust Corporation has continuously held Danaher stock on behalf of the Mercy Investment Program since November 16, 2008.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 444-5538.

Sincerely,

Chris Robinson

Chris Robinson
2nd Vice President
Account Manager

cc. SValerie Heinonen, o.s.u.



Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

WEST MIDWEST COMMUNITY

November 17, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, identifying policy options for eliminating release into the environment of mercury from Danaher products, for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Sisters of Mercy Regional Community of Detroit Charitable Trust, which is sponsoring this resolution with the Dominican Sisters of Hope and other investors, assure you that we plan to continue the discussion begun on December 13. Our intention is to reach some sort of agreement that will lead to withdrawal of our resolution.

The Sisters of Mercy Regional Community of Detroit Charitable Trust, is the beneficial owner of 100 shares of Danaher stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,



Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)

Danaher – 2010 Manufacturing Mercury Fillings Report

Whereas:

Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor." (http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.



STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

November 23, 2009

H. Lawerence Culp, Jr., President & CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W.
12th Floor
Washington, D.C. 20006

Dear Mr. Culp:

This letter will certify that, as of November 17, 2009, State Street Bank and Trust Company, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 100 shares of Danaher Corporation.

Further, please note that State Street Bank and Trust Company has continuously held at least $5,076 in market value of Danaher Corporation on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since October 31, 2008.

If you have any questions concerning this master, please do not hesitate to contact me at 816.871.7223.

Sincerely,

Richard M. Davis
Assistant Vice President
State Street Bank and Trust

cc: Sr. Valerie Heinonen



Catherine Rowan
Corporate Responsibility Consultant

orig to Jim O
cc JPG | HLC

November 16, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp:

Trinity Health, with an investment position of over $2000 worth of shares of common stock in Danaher Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Danaher Corporation is enclosed. Trinity Health has held stock in Danaher continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary filer for this proposal is the Mercy Investment Program, represented by Sister Valerie Heinonen (212-674-2542) Trinity Health is co-filing the same proposal as the Mercy Investment Program and other Danaher shareholders.

We appreciated the recent conversation with Jim O'Reilly and Steve Tomassi on the issue that our proposal addresses, and I hope that future discussions based on this shareholder proposal will be productive.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

Danaher – 2010 Manufacturing Mercury Fillings Report

Whereas:
Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor."
(http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.


Northern Trust

November 17, 2009

To Whom It May Concern:

Please accept this letter as authentication that as of November 16, 2009, Northern Trust as custodian held for the beneficial interest of Trinity Health 14,031 shares of Danahar corp. common Stock.

Further, please note that Northern Trust Corporation, on behalf of Trinity Health has continuously held at least $2000 worth of shares of Danahar corp. common stock for over twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

John Quinlan
Trust Officer
The Northern Trust Company
312-444-5450



Catherine Rowan
Corporate Responsibility Consultant

December 4, 2009

Mr. James F. O'Reilly
Associate General Counsel and Secretary
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

VIA FACSIMILE 202-419-7676

Dear Mr. O'Reilly,

In response to your letter of November 23, 2009, please find with this fax an ownership confirmation letter that satisfies Rule 14a-8 of the Securities Exchange Act of 1934. The letter from Northern Trust indicates that as of November 17, 2009, the date that Trinity Health submitted its shareholder proposal, Trinity Health held at least $2000 worth of shares of Tyson Foods, Inc. common stock continuously for over twelve months. Trinity Health intends to retain the requisite number of shares through the date of the next Annual Meeting.

I trust that Sister Valorie Heinonen's letter to you of December 1, 2009 has satisfied the concerns regarding the number of words in the shareholder proposal.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net



Northern Trust

November 17, 2009

Please accept this letter as authentication that as of November 17, 2009, Northern Trust as custodian held for the beneficial interest of Trinity Health 14,031 shares of Danaher Corp. common Stock.

Further, please note that Northern Trust Corporation, on behalf of Trinity Health has continuously held at least $2000 worth of shares of Danaher Corp. common stock for over twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

John Quinlan
Account Manager
The Northern Trust Company


SISTERS of
NOTRE DAME
Toledo Province
3837 SECOR RD
TOLEDO OH 43623-4484

November 2009

JOK
11/20/09

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp,

The Sisters of Notre Dame of Toledo, OH with an investment portfolio of over $228,000 worth of shares of common stock in Danaher Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Danaher Corporation is enclosed. The Sisters of Notre Dame has continuously held stock in Danaher Corporation for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of the Sisters of Notre Dame of Toledo, OH, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are filing this resolution as a co-filer. The primary filer of the resolution is Valerie Heinonen with the Dominican Sisters of Hope.

Sincerely,

S. Pamela M Buganski, snd

Sr. Pamela Marie Buganski, SND
Provincial Treasurer

enclosures

419-474-5485 • FAX 419-474-1336 • WWW.SNDTOLEDO.ORG

Danaher – 2010 **Manufacturing Mercury Fillings Report**

Whereas:
Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor."
(http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the. UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.

Key Private Bank



Trust Services

KeyBank National Association
Member FDIC

Three SeaGate
Post Office Box 10099
Toledo, OH 43699-0099

Toll Free: 800-542-1402

November 17, 2009

H. Lawrence Culp, Jr.
President and CEO
Danaher Corp.
2099 Pennsylvania Avenue NW
12th Floor
Washington, DC 20006

Re: Key Bank National Association Custodian for The Sisters of Notre Dame
Trust No. ND-LARGE CAP VALUE 2

Dear Mr. Culp:

As of November 17, 2009, Key Bank as Custodian holds for the above noted account(s), via its account with Depository Trust Company, 3346 shares of DANAHER CORP DEL as follows: 2,508 shares since record date 7/10/06, 414 shares since record date 3/12/09, and 424 shares since record date 7/23/09.

Effective August 1, 2009, Sister Pamela Buganski, Treasurer, has been given the authority to transact business on behalf of The Sisters of Notre Dame pursuant to their Corporate Resolution dated October 19, 2009.

Sincerely,

Diane H. Ohns
Vice President


SISTERS of
NOTRE DAME
Toledo Province
3837 SECOR RD
TOLEDO OH 43623-4484

November 30, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Joe
12/4/09

Dear Mr. Culp,

I received notice from James F. O'Reilly dated November 23, 2009, stating that since the letter accompanying my co-filing resolution was dated November 2009 instead of November 17, 2009, it is not acceptable. More specifically, "you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal. The statement you provided from Key Bank attests to your ownership of Company shares over the twelve months preceding November 17, 2009, but November 17, 2009 is not the date you submitted your proposal."

I thought that you would be able to figure out from the letter that 7/10/06 preceded any date in November 2009 by at least one year.

To demonstrate that you are more powerful than a group of nuns, I ask that you re-consider and accept the co-filing knowing full well that we owned the stock on November 17, 2009.

Sincerely,

S. Pamela M. Buganski, snd

Sr. Pamela Marie Buganski, SND
Provincial Treasurer

419-474-5485 • FAX 419-474-1336 • WWW.SNDTOLEDO.ORG


SISTERS of
NOTRE DAME
Toledo Province
3837 SECOR RD
TOLEDO OH 43623-4484

November 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp,

The Sisters of Notre Dame of Toledo, OH with an investment portfolio of over $228,000 worth of shares of common stock in Danaher Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Danaher Corporation is enclosed. The Sisters of Notre Dame has continuously held stock in Danaher Corporation for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of the Sisters of Notre Dame of Toledo, OH, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are filing this resolution as a co-filer. The primary filer of the resolution is Valerie Heinonen with the Dominican Sisters of Hope.

Sincerely,

Sr. Pamela Marie Buganski, SND
Provincial Treasurer

enclosures


SISTERS of
NOTRE DAME
Toledo Province
3837 SECOR RD
TOLEDO OH 43623-4484

November 17, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp,

The Sisters of Notre Dame of Toledo, OH with an investment portfolio of over $228,000 worth of shares of common stock in Danaher Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Danaher Corporation is enclosed. The Sisters of Notre Dame has continuously held stock in Danaher Corporation for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of the Sisters of Notre Dame of Toledo, OH, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are filing this resolution as a co-filer. The primary filer of the resolution is Valerie Heinonen with the Dominican Sisters of Hope.

Sincerely,

Sr. Pamela Marie Buganski, SND
Provincial Treasurer

enclosures

419-474-5485 • FAX 419-474-1336 • WWW.SNDTOLEDO.ORG

Danaher – 2010 **Manufacturing Mercury Fillings Report**

Whereas:
Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor."
(http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.

Key Private Bank



Trust Services

KeyBank National Association
Member FDIC

Three SeaGate
Post Office Box 10099
Toledo, OH 43699-0099

Toll Free: 800-542-1402

November 17, 2009

H. Lawrence Culp, Jr.
President and CEO
Danaher Corp.
2099 Pennsylvania Avenue NW
12th Floor
Washington, DC 20006

Re: Key Bank National Association Custodian for The Sisters of Notre Dame
Trust No.: ND-LARGE CAP VALUE 2

Dear Mr. Culp:

As of November 17, 2009, Key Bank as Custodian holds for the above noted account(s), via its account with Depository Trust Company, 3346 shares of DANAHER CORP DEL as follows: 2,508 shares since record date 7/10/06, 414 shares since record date 3/12/09, and 424 shares since record date 7/23/09.

Effective August 1, 2009, Sister Pamela Buganski, Treasurer, has been given the authority to transact business on behalf of The Sisters of Notre Dame pursuant to their Corporate Resolution dated October 19, 2009.

Sincerely,

Diane H. Ohns
Vice President



CATHOLIC HEALTH EAST

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

November 19, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

JOK
11/20/09

RE: Shareholder Proposal for 2010 Annual Meeting

Dear Mr. Culp:

Catholic Health East, a long-term, faith-based investor, is one of the largest Catholic health care systems in the U.S. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental, governance as well as financial accountability in its investments.

Catholic Health East is concerned about both the health risks to dental workers and their unborn children as well as the environmental risks that mercury may cause. Therefore, Catholic Health East is co-filing *the Manufacturing Mercury Fillings Report* resolution with the primary filer, Mercy Investment Program represented by Sister Valerie Heinonen, o.s.u...

Catholic Health East is beneficial owner of Danaher Corporation common stock with a market value of at least $2,000 which we have held continuously for at least one year. We will continue to hold the shares at least through the company's annual meeting. Verification of our holdings from our custodian, BNY Mellon is enclosed.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East remains open for dialogue regarding this resolution. Thank you for your attention to this matter.

Sincerely,

Sister Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosure: Resolution
Letter of ownership from BNY Mellon

cc: Sister Valerie Heinonen, Mercy Investment Program
Interfaith Center on Corporate Responsibility

Printed on Recycled Paper

Danaher – 2010 **Manufacturing Mercury Fillings Report**

Whereas:
Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor."
(http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.



THE BANK OF NEW YORK MELLON

November 17, 2009

Sister Kathleen Coll, SSJ
Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID holds 95 shares of **DANAHER CORP COM** (cusip 235851102) for our client and beneficial owner, Catholic Health East.

Of the 95 shares currently held in our custody, 95 shares have been continuously held for over one year by our client:

Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

Please feel free to contact me if you have any questions. Thank you.

Sincerely,



Jennifer L. May
Senior Associate, BNY Mellon Asset Servicing

Phone: (412) 234-3902
Email: Jennifer.l.may@bnymellon.com



From: Coll, Sr. Kathleen
To: O"Reilly, Jim
Subject: Danaher shareholder proposal
Date: Tuesday, December 01, 2009 9:39:53 AM

Mr. Reilly,
Thank you for bringing to my attention the circumstances related to the letter of ownership from BNY Mellon dated November 17, 2009 and my co-filing letter of November 19, 2009. I received your certified mail on November 28, 2009 and I will have a corrected letter forwarded to you from our custodian, BNY Mellon as soon as possible.

In your opening paragraph, you noted that I submitted "the shareholder proposal on behalf of the Sisters of Notre Dame…" The shareholder proposal that I sent was submitted on behalf of Catholic Health East as you will notice in my co-filing letter.

Again thank you.

Sincerely,
S. Kathleen Coll

Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
3805 West Chester Pike / Newtown Square, PA 19073
Email: kcoll@che.org
Phone: 610-355-2035 / Fax: 610-271-9600



From: leslie.klapperich@bnymellon.com
To: O"Reilly, Jim
Cc: kcoll@che.org
Subject: RE: Share Certification Danaher for Catholic Health East
Date: Tuesday, December 01, 2009 1:20:20 PM
Attachments: Danaher_CHE_11-19-09pdf.pdf

My apologies.

Please advise if you do not receive the attachment.

Leslie A. Klapperich
Supervisor, Proxy Support
Global Corporate Events
525 William Penn Place
Suite 400
Pittsburgh, PA 15259
Ph: 412-234-1499
Fax: 412-234-7244
Email: leslie.klapperich@bnymellon.com

From: "O'Reilly, Jim" <Jim.O'Reilly@Danaher.com>
To: <leslie.klapperich@bnymellon.com>
Cc: <kcoll@che.org>
Date: 12/01/2009 01:05 PM
Subject: RE: Share Certification Danaher for Catholic Health East

---

Leslie – there was no attachment to your email

Jim

From: leslie.klapperich@bnymellon.com [mailto:leslie.klapperich@bnymellon.com]
Sent: Tuesday, December 01, 2009 12:46 PM
To: O'Reilly, Jim
Cc: kcoll@che.org
Subject: Share Certification Danaher for Catholic Health East

Hello Mr. O'Reilly,

Please see the attached letter certifying our client, Catholic Health East's holdings in your company.

The original document will follow via UPS.

Please feel free to contact me directly if you have any questions or concerns.

Best Regards,

Leslie A. Klapperich
Supervisor, Proxy Support
Global Corporate Events
525 William Penn Place
Suite 400
Pittsburgh, PA 15259
Ph: 412-234-1499
Fax: 412-234-7244
Email: leslie.klapperich@bnymellon.com

The information contained in this e-mail, and any attachment, is confidential and is intended solely for the use of the intended recipient. Access, copying or re-use of the e-mail or any attachment, or any information contained therein, by any other person is not authorized. If you are not the intended recipient please return the e-mail to the sender and delete it from your computer. Although we attempt to sweep e-mail and attachments for viruses, we do not guarantee that either are virus-free and accept no liability for any damage sustained as a result of viruses.

Please refer to http://disclaimer.bnymellon.com/eu.htm for certain disclosures relating to European legal entities.



THE BANK OF NEW YORK MELLON

November 19, 2009

Sister Kathleen Coll, SSJ
Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID holds 95 shares of **DANAHER CORP COM** (cusip 235851102) for our client and beneficial owner, Catholic Health East on November 19th 2009.

Of the 95 shares currently held in our custody, 95 shares have been continuously held for over one year, as of on November 19th 2009, by our client:

Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Michael G. Kania
Vice President, BNY Mellon Asset Servicing

Phone: (412) 236-7827
Email: michael.kania@bnymellon.com

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
THE BANK OF NEW YORK MELLON
(SG799) AUTHORIZED SIGNATURE
X9012190
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM

Exhibit B


DANAHER

November 23, 2009

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
New York, NY 10009

Dear Sr. Heinonen:

We received your communication dated November 17, 2009 in which it appears that you are interested in submitting a shareholder proposal on behalf of the Dominican Sisters of Hope for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) Rule 14a-8(b)

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) Rule 14a-8(d)

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary
Danaher Corporation

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    1. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    2. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    3. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

CERTIFIED MAIL


91 7108 2133 3934 7385 3406


UNITED STATES POSTAGE
PITNEY BOWES
02 1P
$ 005.71[0]
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

ANAHER

'ania Avenue, N.W., 12th Floor
.C. 20006-1813

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009



November 23, 2009

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
New York, NY 10009

Dear Sr. Heinonen:

We received your communication dated November 17, 2009 in which it appears that you are interested in submitting a shareholder proposal on behalf of the Mercy Investment Program for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) **Rule 14a-8(b)**

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) <u>Rule 14a-8(d)</u>

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary
Danaher Corporation

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

CERTIFIED MAIL



91 7108 2133 3934 7385 3390



UNITED STATES POSTAGE
PITNEY BOWES
02 1P
$ 005.71°
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

ANAHER

ania Avenue, N.W., 12th Floor
C. 20006-1813

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009





DANAHER

November 23, 2009

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
New York, NY 10009

Dear Sr. Heinonen:

We received your communication dated November 17, 2009 in which it appears that you are interested in submitting a shareholder proposal on behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) <u>Rule 14a-8(b)</u>

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) Rule 14a-8(d)

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary
Danaher Corporation

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

ANAHER

anla Avenue, N.W., 12th Floor
.C. 20006-1813

CERTIFIED MAIL



91 7108 2133 3934 7385 3413



UNITED STATES POSTAGE
PITNEY BOWES
$ 005.71
02 1P
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10B
New York, NY 10009



DANAHER

November 23, 2009

Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

Dear Ms. Rowan:

We received your communication dated November 17, 2009 in which it appears that you are interested in submitting a shareholder proposal on behalf of Trinity Health for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) Rule 14a-8(b)

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal. The statement you provided from Northern Trust attests to your ownership of Company shares over the twelve months preceding November 16, 2009, but November 16, 2009 is not the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) <u>Rule 14a-8(d)</u>

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary
Danaher Corporation

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

'ANAHER

'ania Avenue, N.W., 12th Floor
.C. 20006-1813

CERTIFIED MAIL



91 7108 2133 3934 7385 3376



UNITED STATES POSTAGE
PITNEY BOWES
02 1P
$ 005.71°
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462



DANAHER

November 23, 2009

Sr. Pamela Marie Buganski, SND
Provincial Treasurer
Sisters of Notre Dame
Toledo Province
3837 Secor Road
Toledo, OH 43623-4484

Dear Sr. Buganski:

We received your communication in which it appears that you are interested in submitting a shareholder proposal on behalf of the Sisters of Notre Dame for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) <u>Rule 14a-8(b)</u>

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal. The statement you provided from Key Bank attests to your ownership of Company shares over the twelve months preceding November 17, 2009, but November 17, 2009 is not the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written

statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) Rule 14a-8(d)

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

CERTIFIED MAIL


91 7108 2133 3934 7385 3383


UNITED STATES POSTAGE
PITNEY BOWES
02 1P
$ 005.71[0]
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

·ANAHER

ania Avenue, N.W., 12th Floor
.C. 20006-1813

Sr. Pamela Marie Buganski, SND
Sisters of Notre Dame
Toledo Province
3837 Secor Road
Toledo, OH 43623-4484


DANAHER

November 23, 2009

Sr. Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304

Dear Sr. Coll:

We received your communication in which it appears that you are interested in submitting a shareholder proposal on behalf of the Sisters of Notre Dame for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) **Rule 14a-8(b)**

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal. The statement you provided from The Bank of New York Mellon attests to your ownership of Company shares over the twelve months preceding November 17, 2009, but November 17, 2009 is not the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written

statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) <u>Rule 14a-8(d)</u>

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary

Danaher Corporation

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

   1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

   2. The company must file six paper copies of the following:

      i. The proposal;

      ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

      iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

CERTIFIED MAIL

NAHER



91 7108 2133 3934 7385 3420


UNITED STATES POSTAGE
PITNEY BOWES
02 1P
$ 005.71⁰
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

4venue, N.W., 12th Floor
)006-1813

Sr. Kathleen Coll, SSJ
Catholic Health East
3805 West Chester Pike Suite 100
Newtown Square, PA 19073-2304

GIBSON, DUNN & CRUTCHER LLP

Exhibit C

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Sr. Pamela Marie Buganski, SND
Sisters of Notre Dame
Toledo Province
3837 Secor Road
Toledo, OH 43623-4484

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X S. Margaret McAllister ☐ Agent ☒ Addressee

B. Received by (Printed Name)
C. Date of Delivery 11.28.09

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 91 7108 2133 3934 7385 3383

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Sr. Kathleen Coll, SSJ
Catholic Health East
3805 West Chester Pike Suite 100
Newtown Square, PA 19073-2304

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☒ Agent ☐ Addressee

B. Received by (Printed Name) Chris Swift
C. Date of Delivery 11/30/09

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 91 7108 2133 3934 7385 3420

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☒ Agent ☐ Addressee

B. Received by (Printed Name)
C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☒ No

PARKCHESTER STA BRONX, N.Y. 10462 NOV 27 USPS

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 91 7108 2133 3934 7385 3376

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

A. Signature
X V Heinonen ☐ Agent ☐ Addressee

B. Received by (Printed Name) V Heinonen C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 91 7108 2133 3934 7385 3413

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X V Heinonen ☐ Agent ☐ Addressee

B. Received by (Printed Name) V Heinonen C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 91 7108 2133 3934 7385 3390

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X V Heinonen ☐ Agent ☐ Addressee

B. Received by (Printed Name) V Heinonen C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 91 7108 2133 3934 7385 3406

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

Exhibit D

-----Original Message-----
From: Valerie Heinonen [mailto:heinonenv@juno.com]
Sent: Tuesday, December 01, 2009 4:33 PM
To: O'Reilly, Jim
Cc: heinonenv@juno.com
Subject: Dominican Sisters of Hope

I received your letters today and am responding to your statements about the word count. The letter is attached.

I've checked to see that the custodians of each of the 3 institutions for which I filed have sent proof of ownership letters. I've received a copy of each of those letters. The one for Mercy Investment Program is dated December 1 so I am not sure when it was sent.

Thank you for your attention.

S.Valerie

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
NY NY 10009
heinonenv@juno.com 212 674 2542



Dominican Sisters of Hope

December 1, 2009

James F. O'Reilly, Associate General Counsel and Secretary
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. O'Reilly:

On behalf of the Dominican Sisters of Hope, which submitted the resolution asking that the Board of Directors issue a report identifying policy options for eliminating exposure of the environment to mercury from Danaher products for inclusion in the 2010 proxy statement, I am responding to Danaher's letter of November 23, 2009.

The November 23, 2009 letter states the resolution exceeds the 500 word limit and allows the opportunity to reduce the number of words. The intent of the filers is to submit the resolution beginning with the word, "Whereas:" and ending with the "Resolved" section word, "products." The title, name and year were intended only as identification.

Thank you for your attention. I am writing on behalf of each of the institutions which filed the resolution with the Dominican Sisters of Hope. If you need confirmation from the others, apart from Mercy Investment Program and the Sisters of Mercy Regional Community of Detroit Charitable Trust, please let me know. I would need the list from you as I will not see the final list of filers until the Interfaith Center on Corporate Responsibility produces its proxy resolutions packet in midJanuary.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)

FINANCE OFFICE 320 Powell Avenue Newburgh, New York 12550-3498 Tel: 845-561-6520
Fax: 845-569-8748 E-mail: hdowney@ophope.org WebSite: www.ophope.org

Exhibit E

From: Valerie Heinonen [mailto:heinonenv@juno.com]
Sent: Monday, December 14, 2009 10:31 AM
To: O'Reilly, Jim
Subject: Re: Danaher requested change

Thank you, again, for considering the change related to WHO. My letter is attached.

S.Valerie

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
NY NY 10009
heinonenv@juno.com 212 674 2542

On Thu, 10 Dec 2009 15:40:49 -0800 "O'Reilly, Jim" <Jim.O'Reilly@Danaher.com> writes:
Sister – thanks again for coming down yesterday, I thought it was an informative meeting. With respect to the change in the proposal that you gave me yesterday, since we've already submitted a no action letter to the Staff I will need to submit the change to the Staff. Can you please send me a letter indicating the language changes that you want to make, and I will then forward that to the SEC asking them to allow the change.

Thanks

Jim



Dominican Sisters of Hope

December 14, 2009

James F. O'Reilly, Associate General Counsel and Secretary
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. O'Reilly:

On behalf of the Dominican Sisters of Hope, which submitted the resolution asking that the Board of Directors issue a report identifying policy options for eliminating exposure of the environment to mercury from Danaher products for inclusion in the 2010 proxy statement, I am requesting a change in wording in the second last paragraph in the Whereas section of our resolution. The reason for the request is that the original, in effect, is making a statement on behalf of the WHO international expert working group. We do not want to do that and so, have restated the information in a manner that allows the WHO to make its own report and declarations. Thank you for your attention. All concerned are grateful for your consideration of this request.

Original: In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Requested change: In November, 2009 a UN World Health Organization-(WHO)-convened international expert panel met to discuss the future of dental restorative materials including amalgam. A meeting report is expected by mid 2010. Prior to the meeting over 70 nongovernmental organizations or individuals wrote a letter that encouraged the expert panel to consider reducing the use of mercury in dental filling materials for environmental and other reasons.

I am writing on behalf of each of the institutions which filed the resolution with the Dominican Sisters of Hope. If you need confirmation from the others, apart from Mercy Investment Program and the Sisters of Mercy Regional Community of Detroit Charitable Trust, please let me know. I would need the list from you as I will not see the final list of filers until the Interfaith Center on Corporate Responsibility produces its proxy resolutions packet in midJanuary.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E

NY NY 10009
212 674 2542 (phone and fax)

FINANCE OFFICE 320 Powell Avenue Newburgh, New York 12550-3498 Tel: 845-561-6520
Fax: 845-569-8748 E-mail: hdowney@ophope.org WebSite: www.ophope.org

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 8, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22614-00004

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Danaher Corporation*
Shareholder Proposal of the Dominican Sisters of Hope
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Danaher Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Dominican Sisters of Hope and other institutional shareholders (collectively, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with

respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that "the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgam, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products." The supporting statements to the Proposal include a statement asserting that Danaher may be at risk of being sued by workers in dental offices who purchase amalgam products sold by Danaher, but largely focus on assertions regarding the environmental implications of the disposal of mercury by dental offices and through other means such as burial or cremation of bodies that have amalgam fillings. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(i)(5) because the Proposal relates to operations which account for less than five percent of the Company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business;
- Rule 14a-8(i)(6) because the Proposal calls for a report that is beyond the Company's power to implement; and
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

BACKGROUND

Dental amalgam, which is commonly used by dentists as a restorative material to fill cavities in teeth, is a mixture of metals composed of liquid mercury and a powder typically

containing silver, tin and copper.[1] As the Proponent's supporting statement concedes, dental amalgam has been in use since before the Civil War. A recent U.S. Food and Drug Administration ("FDA") final rule issuance notes that the number of individuals with dental amalgam restorations is extremely high (tens of millions annually in the U.S.).[2]

While there are a variety of materials in use by dentists for fillings, amalgam remains a preferred filling in a variety of circumstances due to its strength and other properties. In addition, it is normally the least expensive filling material,[3] ensuring that dental care is available to those who cannot afford more expensive, cosmetically appealing materials such as composites and porcelain overlays.[4] As stated by the U.S. Environmental Protection Agency ("EPA") in a fact sheet on common products containing mercury:

> Amalgam is one of the most commonly used tooth fillings, and is considered to be a safe, sound, and effective treatment for tooth decay. Amalgam has been the most widely used tooth filling material for decades. It remains popular because it is strong, lasting and low-cost.[5]

Within the last twelve months, the two principal U.S. federal regulatory agencies that regulate dental amalgams (the FDA and the EPA) have each issued updated guidance regarding dental amalgam. Earlier this year, the FDA ruled that on the basis of "valid scientific evidence," dental amalgam fillings are effective and safe for adults and children six or older, and also concluded that with respect to potentially sensitive populations such as children under six years of age it would not expect to see any adverse health effects in these subpopulations. Specifically, the FDA concluded:

---

1 U.S. Food and Drug Administration, *About Dental Amalgam Fillings* (the "FDA Q&A"), http://www.fda.gov/MedicalDevices/ProductsandMedicalProcedures/DentalProducts/DentalAmalgam/ucm171094.htm, a copy of which is attached as Exhibit B.

2 "Dental Devices: Classification of Dental Amalgam, Reclassification of Dental Mercury, Designation of Special Controls for Dental Amalgam, Mercury, and Amalgam Alloy" Federal Register 74:148 (Aug. 4, 2009) p. 38686 (the "2009 FDA Rule").

3 "Dental amalgam fillings are very strong and durable, they last longer than most other types of fillings, and they are relatively inexpensive." FDA Q&A.

4 American Dental Association, *Dental Filling Facts*, http://www.ada.org/prof/resources/topics/materials/dental_fillings_facts_full.pdf, a copy of which is attached as Exhibit C.

5 U.S. Environmental Protection Agency, *Consumer and Commercial Products – Dental Amalgam*, http://www.epa.gov/mercury/consumer.htm, a copy of which is attached as Exhibit D.

> In determining the appropriate classification of dental amalgam, FDA has relied on valid scientific evidence, including . . . several comprehensive reviews of the scientific literature and safety assessments, air monitoring standards for mercury vapor, biological monitoring standards for urine mercury and clinical studies. Based on its review of this information, FDA concludes that exposures to mercury vapor from dental amalgam are not associated with adverse health effects in the population age six and older. With respect to potentially sensitive populations, *i.e.*, fetuses, breastfed infants, and children under six years of age, FDA would not expect to see any adverse health effects in these subpopulations from mercury vapors released from dental amalgam, although clinical data are limited.[6]

Similarly, the Center for Disease Control's ("CDC") website summary on dental amalgam contains the following summary under the heading "Little Evidence of Any Health Risk":

> Reports that suggest mercury from amalgam causes . . . symptoms [and] conditions [resulting from mercury toxicity and poisoning,] and other diseases like Alzheimer's or multiple sclerosis, are not backed up by current scientific evidence. The evidence also suggests that the removal of amalgam has no health benefits.[7]

Whereas the FDA regulates amalgam as medical devices, the EPA regulates the disposal of dental amalgam.[8] Under the Clean Water Act, the EPA establishes national regulations in situations where it considers it necessary to reduce discharges of particular pollutants to surface waters and publicly owned treatment works. In December 2008 the EPA issued a Health Services Industry Detailed Study on Dental Amalgam and concluded that such regulations are not needed at this time with respect to dental mercury discharges.[9]

---

6 2009 FDA Rule at 38699.

7 Department of Health and Human Services Centers for Disease Control and Prevention, *Dental Amalgam Use and Benefits*, http://www.cdc.gov/OralHealth/publications/factsheets/amalgam.htm, a copy of which is attached as Exhibit E.

8 U.S. Food and Drug Administration, *About Dental Amalgam Fillings; Related Resources*, http://www.fda.gov/MedicalDevices/ProductsandMedicalProcedures/DentalProducts/DentalAmalgam/ucm171115.htm.

9 U.S. Environmental Protection Agency, "Health Services Industry Detailed Study: Dental Amalgam," http://www.epa.gov/guide/304m/2008/hsi-dental-200809.pdf (Aug. 2008). Disposal of mercury-containing waste is also regulated under the Resource Conservation and Recovery Act ("RCRA"), subject to certain exceptions for "Conditionally Exempt Small Quantity Generators" who are not subject to most of the RCRA hazardous waste requirements, provided the waste is otherwise managed properly. *Id.*

The conclusions of the FDA, the CDC and the EPA with respect to dental amalgam stand in sharp contrast to the alarming rhetoric in the Proponent's supporting statement.

ANALYSIS

The Proposal requests the issuance of a report encompassing two topics: (1) "all environmental pathways by which mercury gets into the environment from dental amalgam," and (2) "policy options for eliminating release into the environment of mercury from Danaher products." When evaluating a proposal requesting the dissemination of a report, the Staff evaluates the substance of the matter to be addressed in the report. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

I. The Proposal May Be Excluded Under Rule 14a-8(i)(5) Because It Relates To Operations Which Account For Less Than Five Percent Of The Company's Total Assets At The End Of Its Most Recent Fiscal Year, And For Less Than Five Percent Of Its Net Earnings And Gross Sales For Its Most Recent Fiscal Year, And Is Not Otherwise Significantly Related To The Company's Business.

Rule 14a-8(i)(5) permits the exclusion of a shareholder proposal relating to operations which account for less than five percent of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business.

The Company has confirmed to us that in 2008 the Company's dental amalgam sales accounted for less than 0.2 percent of the Company's total assets, gross sales and net earnings, and the Company does not expect these percentages to increase in the future. The quantitative importance of the Company's dental amalgam sales is clearly well beneath the thresholds specified in Rule 14a-8(i)(5).

The Staff has taken the position that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Exchange Act Release No. 19135 (Oct. 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* But even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. *Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554, 561* and n. 16 (D.D.C. 1985). *See also Hewlett-Packard Co.* (avail. Jan. 7, 2003) (Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(5) where the proposal sought to require the company to relocate or close its offices in Israel and to send a letter regarding Israel's alleged violation of numerous United Nation Resolutions and human rights violations, because the matters implicated by the proposal were not significantly related to the company's operations in Israel); *J.P. Morgan & Co., Inc.* (avail. Feb. 5, 1999) (proposal mandating that the company discontinue banking services with Swiss entities until all claims by

victims of the Holocaust and their heirs are settled and total restitution is made was excludable under Rule 14a-8(i)(5) because the amount of revenue, earnings and assets attributable to J.P. Morgan's operations in Switzerland were less than five percent and the proposal was not otherwise significantly related to J.P. Morgan's business).

In this case, (1) there is not a significant relationship between the Company's sales of dental amalgam and the environmental concerns that are the subject of the Proposal, and (2) in any event, the subject of the Proposal does not raise a significant policy issue.

The Proposal does not bear a significant relationship to the Company's operations. The first topic called for in the Report requested by the Proposal and the principal thrust and focus of the Proposal's supporting statements addresses the "environmental pathways by which mercury gets into the environment from dental amalgam." The Proponent devotes a considerable amount of attention in the supporting statement to the alleged negative environmental effects of improper disposal of dental amalgam. As discussed in the supporting statements, the Proposal addresses the disposal of mercury by dental offices and alleged releases of mercury through other means such as burial or cremation of bodies that have amalgam fillings. However, the Company does not operate dental offices and does not engage in businesses that otherwise are "environmental pathways by which mercury gets into the environment." This is reflected by the fact that the EPA has reviewed the issue of mercury releases into the environment from dental amalgam not in the context of companies that sell dental amalgam, such as the Company, but instead in the context of the operation of dental offices.[10] In this respect, the Proposal is much like the one considered in *Arch Coal, Inc.* (avail. Jan. 19, 2007). There, the proposal requested that the company prepare a report on how it is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions from its current and proposed power plant operations. Although the company mined, processed and marketed low sulfur coal, the company did not have any current or proposed power plant operations and thus was not involved in the aspect of the environmental issue that the proposal addressed. Accordingly, the Staff concurred that the company could omit the proposal under Rule 14a-8(i)(5). Here, the Proposal likewise is focused on operations of persons who purchase products from the Company, not on activities of the Company and accordingly, the Proposal does not raise policy issues of significance to the Company's operations or business.

Nor does the Company's dental amalgam business have a significant impact on other portions of the Company's business or subject the Company to significant contingent liabilities. Although a few amalgam-related lawsuits were filed against the Company in the past, none have been filed since 2003, and all such suits, except for one, were won on summary judgment

---

10 See "Health Services Industry Detailed Study: Dental Amalgam," *supra*, at note 9. Even with respect to dental offices, the EPA has determined that mandatory standards or actions currently are not necessary.

motions or were voluntarily dismissed by the plaintiffs. The one remaining suit was settled for an insignificant amount. If routine regulation and review by government agencies, and mere allegations against a common product that has been used for over 100 years, were sufficient to create a significant policy issue, the Rule 14a-8(i)(5) standard would have no substance. Instead, the Staff has on many occasions concurred that assertions such as those made by the Proponent are not sufficient to raise policy issues of significance to the Company's business. *See Coca Cola Co.* (avail. Jan. 22, 2007) (proposal to stop "caffeinating" certain products and to label caffeinated products held to be ordinary business under Rule 14a-8(i)(7) notwithstanding allegations that "caffeine is dangerous to the health of at least 3 million Americans" and that "[p]hysicians state that caffeine is addictive"); *Seaboard Corp.* (avail. Mar. 3, 2003) (proposal requesting that the board review the company's policies regarding the use of antibiotics in its hog production facilities, where the supporting statement noted that there is "growing concern in the scientific and medical community" about the increasing resistance of bacteria to antibiotics that are medically important for humans, excludable as involving the company's ordinary business and not raising significant social policy issues under Rule 14a-8(i)(7)); *H.J. Heinz Co.* (avail. June 2, 1999) (proposal to cease using a certain food coloring excludable as ordinary business notwithstanding an assertion that a report by the American Academy of Pediatrics indicated that the food coloring was suspected of causing an adverse reaction in children).

As with the products addressed in the foregoing no-action letters, the sale of dental amalgam has not arisen to the status of a significant policy issue. We recognize that in other contexts the Staff has concurred that proposals addressing industrial discharge of mercury and other pollutants in the course of a company's operations may raise sufficiently significant policy issues in the context of other companies' business. However, under Rule 14a-8(i)(5), merely raising a policy issue in the abstract does not prevent a proposal from being excluded when the proposal is not significantly related to the company's business operations. For example, while the FDA has banned or restricted the use of mercury in certain products,[11] it has concluded that a ban of or restriction on the use of dental amalgam is not necessary or appropriate.[12] Similarly, whereas the EPA has adopted numerous regulations on the discharge of mercury,[13] it has

---

11 *See, e.g.*, Food and Drug Administration, *Ingredients Prohibited & Restricted by FDA Regulations*, http://www.fda.gov/Cosmetics/ProductandIngredientSafety/SelectedCosmeticIngredients/ucm127406.htm, stating that "[t]he use of mercury compounds as cosmetic ingredients is limited to eye area cosmetics at concentrations not exceeding 65 parts per million . . . . All other cosmetics containing mercury are adulterated and subject to regulatory action unless it occurs in a trace amount of less than 1 part per million . . . ."

12 *See* 2009 FDA Rule.

13 The EPA regulates mercury levels relating to air, toxics, water and waste. *See* Environmental Protection Agency, *Laws and Regulations*, http://www.epa.gov/mercury/regs.htm.

concluded that such regulations are not needed at this time with respect to mercury in dental amalgam.[14] The Proponent's supporting statements rely on selective quotations from the FDA's statements regarding any risks from the sale or use of dental amalgam in an attempt to support its beliefs regarding the risks of dental amalgam. But the FDA's complete statement, set forth in Exhibit F to this letter, includes the following important conclusions:

> Based on these findings and the clinical data, FDA has concluded that exposures to mercury vapor from dental amalgam do not put individuals age six and older at risk for mercury-associated adverse health effects. . . . The exposures to children would therefore [also] be lower than the protective levels of exposure identified by ATSDR and EPA. . . . FDA has concluded that the existing data support a finding that infants are not at risk for adverse health effects from the breast milk of women exposed to mercury vapors from dental amalgam.[15]

Likewise here, for the reasons discussed above, there is no significant policy issue or significant connection between the Company's sale of dental amalgam and the second topic of the report requested by the Proposal, and any connection between the Company's business and the first topic of the report requested by the Proposal is even more attenuated. Stringing together assertions regarding alleged risks from dental amalgam to individuals and the environment cannot create a significant policy issue where a product has been in common use for over 100 years, is accepted for use by the FDA and is, in fact, widely used in the U.S. As with *Hewlett-Packard* and *J.P. Morgan & Co.*, even if discharges of mercury may raise significant policy issues in some contexts, the connection between the Company's business and either of the two topics that would be addressed in the report called for by this Proposal is so attenuated that the Proposal is not significantly related to the Company's business, and therefore the Proposal is excludable in its entirety under Rule 14a-8(i)(5).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because It Calls For A Report That Is Beyond The Company's Power To Implement.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." The Proposal requests a wide-ranging report that would encompass amalgam products not sold by the Company and conduct of persons wholly independent of the Company. The Proponent's requested report would require the

---

14 *See* "Health Services Industry Detailed Study: Dental Amalgam," *supra*, at note 9.

15 U.S. Food and Drug Administration, "Class II Special Controls Guidance Document: Dental Amalgam, Mercury, and Amalgam Alloy – Guidance for Industry and FDA Staff," http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/GuidanceDocuments/ucm073311.htm (July 28, 2009), a copy of which is attached as Exhibit F.

Company to undertake a large-scale research project of apparent world-wide dimensions to identify "all environmental pathways by which mercury gets into the environment from dental amalgams," regardless of whether the Company has any involvement in the "pathways" and regardless of whether the Company sold the dental amalgam involved.

We believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot identify all environmental pathways by which mercury gets into the environment from dental amalgam. The scope of coverage of the requested report is so broad and would encompass so many scenarios and situations around the world that the Company would not be able to conclude with certainty that it had ever fulfilled the mandate set forth in the Proposal. Moreover, the requested report would require resolution of scientific issues, many of which are currently debated, regarding whether various activities or circumstances result in the release of mercury into the environment. The supporting statements in the Proposal reflect this lack of certainty over the ability to identify whether activities result in mercury from dental amalgam entering into the environment, suggesting only that "dental amalgams <u>may</u> also be a major source of mercury air pollution" and speculating that "[i]t appears reasonable to conclude that most of the mercury from Danaher's amalgam products will <u>eventually</u> reach the natural environment." (<u>emphasis added</u>)

The Staff has frequently concurred that a proposal is excludable under Rule 14a-8(i)(6) when a company cannot guarantee that it can produce the results requested in the proposal. *See Intel Corp.* (avail. Feb. 7, 2005); *General Electric Co.* (avail. Jan. 14, 2005) (each concurring with exclusion of a proposal requesting that the company always have an independent board chair under Rule 14a-8(i)(6) where it "does not appear to be within the power of the board of directors to ensure"); *Archon Corp.* (avail. Mar. 16, 2003); *Marriott Intl. Inc.* (avail. Feb. 26, 2001) (each concurring with exclusion of a proposal where "it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria"). Likewise, the Staff has concurred with exclusion of proposals seeking that a company take a particular action, where the action related to the conduct of third parties, *see Ford Motor Co.* (avail. Mar. 9, 1990) (concurring that a proposal prohibiting the employers of any of the company's directors from engaging in index stock arbitrage transactions for their own accounts or for the accounts of their customers could be omitted under Rule 14a-8(c)(6) because the proposal related to the activities of companies other than the company to whom the proposal was submitted and over whom the company had no control), or to conduct of an entire industry, and thus was beyond the power of any one company to implement. *See RJR Nabisco Holdings Corp.* (avail. Feb. 25, 1998); *Philip Morris Companies, Inc.* (avail. Feb. 25, 1998) (each requesting that the company tie compensation to achievement of certain industry-wide goals). Just as in the foregoing situations, the Proposal requests the Company to undertake a goal that is beyond its power to implement, and therefore the Proposal is excludable under Rule 14a-8(i)(6).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With A Matter Relating To The Company's Ordinary Business Operations.

Under well-established precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business activities. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The Commission noted in the 1998 Release that there are two central considerations on which this underlying policy rests: (1) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (2) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As noted above, the Proposal requests an industry-wide and world-wide research effort that would encompass amalgam products not sold by the Company and conduct of persons wholly independent of the Company, in order to identify "all environmental pathways by which mercury gets into the environment from dental amalgams." Likewise, the "policy options" encompassed in the requested report would likely primarily focus on actions of dental offices and federal and local regulators, as addressed in the EPA report cited in note 8 to this letter. Business decisions such as the allocation of resources for research into product development, industry practices and consumer policies are not appropriate for direct shareholder oversight and involve inherently complex business decisions and potential industry issues that are outside the expertise of shareholders. Requesting that the Company develop a wide-ranging report as to every method by which dental amalgam (manufactured anywhere in the world) is released into the environment (at any stage of the product life) necessarily constitutes a micro-managing of the Company's ordinary business activities.

Moreover, as discussed above with respect to the Staff's position concurring with the exclusion of proposals that were submitted to *Coca Cola Co.* (avail. Jan. 22, 2007), *Seaboard Corp.* (avail. Mar. 3, 2003) and *H.J. Heinz Co.* (avail. June 2, 1999), raising health or environmental concerns about products that are regulated does not prevent a proposal from being excluded under Rule 14a-8(i)(7). In this regard, the Proposal is analogous to the proposal set forth in *Applied Digital Solutions, Inc.* (avail. Apr. 25, 2006), which requested that the company prepare a report on the harm the continued sale and use of RFID chips, which the company used in a patient identification device that was regulated by the FDA, could have to the public's privacy, personal safety and financial security. In addressing the ordinary business aspect of the proposal, the company noted that:

> The discretionary authority to develop products that comply with the FDA and other regulations should reside with the Company's management rather than its shareholders. Regulatory compliance issues, including product safety, have been found by the Staff to be within the ordinary business operations of a company. [Citations omitted.] In making those determinations, the Staff has implicitly recognized that the regulation of medical products and devices is a function assigned to the FDA . . .

The Staff concurred with the company's view that the proposal related to product development and thus was excludable as implicating the company's ordinary business operations. Decisions regarding matters such as public health, particularly beyond applicable regulatory requirements, involve the type of day-to-day operational oversight of a company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address. Such decisions fall within the Company's ordinary business operations, are fundamental to management's ability to control the Company's operations, and are not an appropriate matter for shareholder oversight.

As discussed above, we do not believe that the Proposal raises a significant policy issue. While the Staff has taken the position that company operations that generate mercury and pollute the environment may raise significant policy issues, the Staff also has concurred that the sale of products containing mercury does not raise a significant policy issue. *See The Home Depot, Inc.* (avail. Mar. 4, 2009) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury contained in the company's private label products). But even if a portion of the report requested by the Proposal were viewed as implicating a significant policy issue with respect to the Company's amalgam products, the scope of the requested report is so broad as to require that the preponderance of the report address ordinary business matters. The Staff has previously held that proposals requesting reports on significant policy issues may nonetheless implicate ordinary business matters when the nature of the report requested in the proposal strays from the significant policy issue and implicates ordinary business issues. *See Ford Motor Co.* (avail Mar. 7, 2005); *General Motors Corp.* (avail. Mar. 30, 2005) (each concurring that a proposal requesting a report with a broad scope that included, but was not limited to, the environmental effects of carbon dioxide produced by the companies' products, could be excluded under Rule 14a-8(i)(7) due to the nature of the report requested under the proposals).

The Staff also consistently has concurred that a proposal may be excluded in its entirety when it calls for a report addressing both ordinary and non-ordinary business matters. Recently, the Staff affirmed this position in *Union Pacific Corp.* (avail. Feb. 25, 2008), concurring with the exclusion of a proposal under Rule 14a-8(i)(7) recommending that the board make available in the company's proxy statement information relevant to the company's efforts to safeguard the security of its operations arising from a terrorist attack, or other "homeland security" incident, as the proposal "include[d] matters relating to Union Pacific's ordinary business operations." *See*

also Wal-Mart Stores, Inc. (avail. Mar. 15, 1999) (concurring with the exclusion of a proposal requesting a report to ensure that the company did not purchase goods from suppliers using unfair labor practices because the proposal also requested that the report address ordinary business matters). Here, because the scope of the requested report likewise is so broad and clearly requires the Company to address ordinary business matters, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Because of the nature of the report requested by the Proposal and the absence, or at best tenuous connection between the Company's amalgam products and the matters proposed to be addressed in the report requested under the Proposal, we believe that the entire Proposal may be excluded under Rule 14a-8(i)(5), Rule 14a-8(i)(6) and Rule 14a-8(i)(7). Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or James O'Reilly, Danaher's Associate General Counsel and Secretary, at (202) 419-7611.

Sincerely,



Ronald O. Mueller

ROM/ksb
Enclosures

cc: James F. O'Reilly, Danaher Corporation
Valerie Heinonen
Kathleen Coll
Pamela Marie Buganski
Catherine Rowan

100767947_8.DOC

Exhibit A



Dominican Sisters of Hope
FINANCE OFFICE

November 17, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution, which asks the Board of Directors to issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, identifying policy options for eliminating release into the environment of mercury from Danaher products, for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are pleased to have begun a dialogue with Jim O'Reilly and colleague, Steve Tomassi, on the health and environmental impacts of the mercury in dental amalgams. We look forward to further conversations and Danaher commitments related to the concerns that we raised on our call and have addressed in our resolution. The Dominican Sisters of Hope is filing this resolution to meet the November 20 deadline but is willing to withdraw if further conversation is satisfactory.

The Dominican Sisters of Hope is the beneficial owner of 9,950 shares of Danaher Corporation stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu,

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)

Danaher – 2010 **Manufacturing Mercury Fillings Report**

Whereas:
Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor."
(http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.



DANAHER

November 23, 2009

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
New York, NY 10009

Dear Sr. Heinonen:

We received your communication dated November 17, 2009 in which it appears that you are interested in submitting a shareholder proposal on behalf of the Dominican Sisters of Hope for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) Rule 14a-8(b)

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) <u>Rule 14a-8(d)</u>

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary
Danaher Corporation

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

ANAHER

'ania Avenue, N.W., 12th Floor
.C. 20006-1813

CERTIFIED MAIL


91 7108 2133 3934 7385 3406


UNITED STATES POSTAGE
PITNEY BOWES
02 1P
$ 005.71⁰
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10B
New York, NY 10009





FACSIMILE TRANSMISSION

Date: 11/24/09

TO: H. Lawrence Ca[illegible] Jr.

Company Name:

Department:

Phone Number: FAX Number: (202) 828-0860

FROM: Aina Sha[illegible]

Department:

Phone Number: (313) 222-0029 FAX Number:

COMMENTS:

RE: proof of ownership for Dominican Sisters of Hope

NOTE: IF YOU DO NOT RECEIVE ALL OF THE PAGES OR FIND THAT THEY ARE NOT LEGIBLE, PLEASE CALL AS SOON AS POSSIBLE.

TOTAL NUMBER OF PAGES INCLUDING THIS SHEET: 3


Comerica Bank

Wealth & Institutional Management

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

November 17, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

RE: Dominican Sisters of Hope Neuberger Berman

Dear Mr. Culp,

I have been asked to provide you with verification of holdings. Please be advised that the above referenced account currently holds 9,295 shares of Danaher Corp. (CUSIP 23[illegible]851102). The attached tax lot detail report indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Karen

Karen Moncrieff
Vice President
(313) 222-7092
kimoncrieff@comerica.com

Enclosure

cc: Sr. V. Heinonen



COMERICA BANK
Security Holders Report Detail

Run on 11/23/2009 04:10:31 PM
As of Date: 11/17/2008
Price: 52.73
Pricing Date: 11/17/2008

CUSIP: 235851102
DANAHER CORP

Account:

Tax Lot	Acquisition Date	Portfolio	Units	Tax Cost	Market Value	Unrealized Gain/Loss
LOT #1	12/16/2005	PRINCIPAL	4,562.437604	157,295.37	240,577.33	83,281.96
LOT #2	12/16/2005	PRINCIPAL	498.774958	17,797.32	26,300.40	8,503.08
LOT #3	12/16/2005	PRINCIPAL	4,233.787438	145,139.97	223,247.62	78,107.65
* TOTAL *			9,295.000000	320,232.66	490,125.35	169,892.69

-----Original Message-----
From: Valerie Heinonen [mailto:heinonenv@juno.com]
Sent: Tuesday, December 01, 2009 4:33 PM
To: O'Reilly, Jim
Cc: heinonenv@juno.com
Subject: Dominican Sisters of Hope

I received your letters today and am responding to your statements about the word count. The letter is attached.

I've checked to see that the custodians of each of the 3 institutions for which I filed have sent proof of ownership letters. I've received a copy of each of those letters. The one for Mercy Investment Program is dated December 1 so I am not sure when it was sent.

Thank you for your attention.

S.Valerie

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
NY NY 10009
heinonenv@juno.com 212 674 2542



Dominican Sisters of Hope

December 1, 2009

James F. O'Reilly, Associate General Counsel and Secretary
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. O'Reilly:

On behalf of the Dominican Sisters of Hope, which submitted the resolution asking that the Board of Directors issue a report identifying policy options for eliminating exposure of the environment to mercury from Danaher products for inclusion in the 2010 proxy statement, I am responding to Danaher's letter of November 23, 2009.

The November 23, 2009 letter states the resolution exceeds the 500 word limit and allows the opportunity to reduce the number of words. The intent of the filers is to submit the resolution beginning with the word, "Whereas:" and ending with the "Resolved" section word, "products." The title, name and year were intended only as identification.

Thank you for your attention. I am writing on behalf of each of the institutions which filed the resolution with the Dominican Sisters of Hope. If you need confirmation from the others, apart from Mercy Investment Program and the Sisters of Mercy Regional Community of Detroit Charitable Trust, please let me know. I would need the list from you as I will not see the final list of filers until the Interfaith Center on Corporate Responsibility produces its proxy resolutions packet in midJanuary.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)

FINANCE OFFICE 320 Powell Avenue Newburgh, New York 12550-3498 Tel: 845-561-6520
Fax: 845-569-8748 E-mail: hdowney@ophope.org WebSite: www.ophope.org

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

November 17, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution, which asks that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products., for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is filing this resolution with the Dominican Sisters of Hope and other investor institutions.

We recognize that we have begun a dialogue with Danaher representatives and assure you that we remain open to the possibility of withdrawing our resolution. We are filing at this time to comply with SEC regulations.

Mercy Investment Program is the beneficial owner of 40 shares of Danaher stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,



Valerie Heinonen, o.s.u.

Danaher – 2010 Manufacturing Mercury Fillings Report

Whereas:
Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor."
(http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.



DANAHER

November 23, 2009

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
New York, NY 10009

Dear Sr. Heinonen:

We received your communication dated November 17, 2009 in which it appears that you are interested in submitting a shareholder proposal on behalf of the Mercy Investment Program for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) Rule 14a-8(b)

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) Rule 14a-8(d)

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary
Danaher Corporation

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

ANAHER

ania Avenue, N.W., 12th Floor
C. 20006-1813

CERTIFIED MAIL


91 7108 2133 3934 7385 3390


UNITED STATES POSTAGE
PITNEY BOWES
02 1P
$ 005.71
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

Chris Robinson
2nd Vice President
The Northern Trust
50 South LaSalle Street, B-8
Chicago, Illinois 60675



Northern Trust

November 23, 2009

H. Lawrence Culp, Jr., President and CEO fax 202 828 0860
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

JOR
11/30/09

Dear Mr. Culp,

This letter will certify that as of November 17, 2009 Northern Trust Corporation, as custodian, held for the beneficial interest of the Mercy Investment Program 40 shares of Danaher Common Stock. The shares are held in the name of the Howe & Co.

Further, please note that Northern Trust Corporation has continuously held Danaher stock on behalf of the Mercy Investment Program since November 16, 2008.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 444-5538.

Sincerely,

Chris Robinson

Chris Robinson
2nd Vice President
Account Manager

cc. SValerie Heinonen, o.s.u.



Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

WEST MIDWEST COMMUNITY

November 17, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, identifying policy options for eliminating release into the environment of mercury from Danaher products, for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Sisters of Mercy Regional Community of Detroit Charitable Trust, which is sponsoring this resolution with the Dominican Sisters of Hope and other investors, assure you that we plan to continue the discussion begun on December 13. Our intention is to reach some sort of agreement that will lead to withdrawal of our resolution.

The Sisters of Mercy Regional Community of Detroit Charitable Trust, is the beneficial owner of 100 shares of Danaher stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,



Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)

Danaher – 2010 **Manufacturing Mercury Fillings Report**

Whereas:

Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor." (http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.


DANAHER

November 23, 2009

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
New York, NY 10009

Dear Sr. Heinonen:

We received your communication dated November 17, 2009 in which it appears that you are interested in submitting a shareholder proposal on behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) **Rule 14a-8(b)**

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) **Rule 14a-8(d)**

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary
Danaher Corporation

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

ANAHER

anla Avenue, N.W., 12th Floor
.C. 20006-1813

CERTIFIED MAIL



91 7108 2133 3934 7385 3413


UNITED STATES POSTAGE
PITNEY BOWES
02 1P
$ 005.71[0]
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

Sr. Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009



STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

November 23, 2009

H. Lawerence Culp, Jr., President & CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W.
12th Floor
Washington, D.C. 20006

Jore
12/4/09

Dear Mr. Culp:

This letter will certify that, as of November 17, 2009, State Street Bank and Trust Company, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 100 shares of Danaher Corporation.

Further, please note that State Street Bank and Trust Company has continuously held at least $5,076 in market value of Danaher Corporation on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since October 31, 2008.

If you have any questions concerning this master, please do not hesitate to contact me at 816.871.7223.

Sincerely,

Richard M. Davis
Assistant Vice President
State Street Bank and Trust

cc: Sr. Valerie Heinonen



Catherine Rowan
Corporate Responsibility Consultant

orig to Jim O
cc JPG | HLC

November 16, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp:

Trinity Health, with an investment position of over $2000 worth of shares of common stock in Danaher Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Danaher Corporation is enclosed. Trinity Health has held stock in Danaher continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary filer for this proposal is the Mercy Investment Program, represented by Sister Valerie Heinonen (212-674-2542) Trinity Health is co-filing the same proposal as the Mercy Investment Program and other Danaher shareholders.

We appreciated the recent conversation with Jim O'Reilly and Steve Tomassi on the issue that our proposal addresses, and I hope that future discussions based on this shareholder proposal will be productive.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

Danaher – 2010 **Manufacturing Mercury Fillings Report**

Whereas:

Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor."
(http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.

 Northern Trust

November 17, 2009

To Whom It May Concern:

Please accept this letter as authentication that as of November 16, 2009, Northern Trust as custodian held for the beneficial interest of Trinity Health 14,031 shares of Danahar corp. common Stock.

Further, please note that Northern Trust Corporation, on behalf of Trinity Health has continuously held at least $2000 worth of shares of Danahar corp. common stock for over twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

John Quinlan
Trust Officer
The Northern Trust Company
312-444-5450



November 23, 2009

Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

Dear Ms. Rowan:

We received your communication dated November 17, 2009 in which it appears that you are interested in submitting a shareholder proposal on behalf of Trinity Health for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) <u>Rule 14a-8(b)</u>

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal. The statement you provided from Northern Trust attests to your ownership of Company shares over the twelve months preceding November 16, 2009, but November 16, 2009 is not the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) **Rule 14a-8(d)**

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary
Danaher Corporation

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

'ANAHER

'ania Avenue, N.W., 12th Floor
.C. 20006-1813

CERTIFIED MAIL



91 7108 2133 3934 7365 3376



UNITED STATES POSTAGE
PITNEY BOWES
02 1P
$ 005.71
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462


Catherine Rowan
Corporate Responsibility Consultant

December 4, 2009

Mr. James F. O'Reilly
Associate General Counsel and Secretary
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

VIA FACSIMILE 202-419-7676

Dear Mr. O'Reilly,

In response to your letter of November 23, 2009, please find with this fax an ownership confirmation letter that satisfies Rule 14a-8 of the Securities Exchange Act of 1934. The letter from Northern Trust indicates that as of November 17, 2009, the date that Trinity Health submitted its shareholder proposal, Trinity Health held at least $2000 worth of shares of Tyson Foods, Inc. common stock continuously for over twelve months. Trinity Health intends to retain the requisite number of shares through the date of the next Annual Meeting.

I trust that Sister Valerie Heinonen's letter to you of December 1, 2009 has satisfied the concerns regarding the number of words in the shareholder proposal.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

 Northern Trust

November 17, 2009

Please accept this letter as authentication that as of November 17, 2009, Northern Trust as custodian held for the beneficial interest of Trinity Health 14,031 shares of Danaher Corp. common Stock.

Further, please note that Northern Trust Corporation, on behalf of Trinity Health has continuously held at least $2000 worth of shares of Danaher Corp. common stock for over twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

John Quinlan
Account Manager
The Northern Trust Company


SISTERS of
NOTRE DAME
Toledo Province
3837 SECOR RD
TOLEDO OH 43623-4484

November 2009

J.O.K.
11/20/09

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp,

The Sisters of Notre Dame of Toledo, OH with an investment portfolio of over $228,000 worth of shares of common stock in Danaher Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Danaher Corporation is enclosed. The Sisters of Notre Dame has continuously held stock in Danaher Corporation for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of the Sisters of Notre Dame of Toledo, OH, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are filing this resolution as a co-filer. The primary filer of the resolution is Valerie Heinonen with the Dominican Sisters of Hope.

Sincerely,

S. Pamela M. Buganski, SND

Sr. Pamela Marie Buganski, SND
Provincial Treasurer

enclosures

419-474-5485 • FAX 419-474-1336 • WWW.SNDTOLEDO.ORG

Danaher – 2010 Manufacturing Mercury Fillings Report

Whereas:
Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor."
(http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.

Key Private Bank



Trust Services

KeyBank National Association
Member FDIC

Three SeaGate
Post Office Box 10099
Toledo, OH 43699-0099

Toll Free: 800-542-1402

November 17, 2009

H. Lawrence Culp, Jr.
President and CEO
Danaher Corp.
2099 Pennsylvania Avenue NW
12th Floor
Washington, DC 20006

Re: Key Bank National Association Custodian for The Sisters of Notre Dame
Trust No. ND-LARGE CAP VALUE 2

Dear Mr. Culp:

As of November 17, 2009, Key Bank as Custodian holds for the above noted account(s), via its account with Depository Trust Company, 3346 shares of DANAHER CORP DEL as follows: 2,508 shares since record date 7/10/06, 414 shares since record date 3/12/09, and 424 shares since record date 7/23/09.

Effective August 1, 2009, Sister Pamela Buganski, Treasurer, has been given the authority to transact business on behalf of The Sisters of Notre Dame pursuant to their Corporate Resolution dated October 19, 2009.

Sincerely,

Diane H. Ohns
Vice President



November 23, 2009

Sr. Pamela Marie Buganski, SND
Provincial Treasurer
Sisters of Notre Dame
Toledo Province
3837 Secor Road
Toledo, OH 43623-4484

Dear Sr. Buganski:

We received your communication in which it appears that you are interested in submitting a shareholder proposal on behalf of the Sisters of Notre Dame for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) Rule 14a-8(b)

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal. The statement you provided from Key Bank attests to your ownership of Company shares over the twelve months preceding November 17, 2009, but November 17, 2009 is not the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written

statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) <u>Rule 14a-8(d)</u>

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

·ANAHER

'ania Avenue, N.W., 12th Floor
.C. 20006-1813

CERTIFIED MAIL


91 7108 2133 3934 7385 3383


UNITED STATES POSTAGE
PITNEY BOWES
02 1P
$ 005.71
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

Sr. Pamela Marie Buganski, SND
Sisters of Notre Dame
Toledo Province
3837 Secor Road
Toledo, OH 43623-4484


SISTERS of
NOTRE DAME
Toledo Province
3837 SECOR RD
TOLEDO OH 43623-4484

November 30, 2009

Joe
12/4/09

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp,

I received notice from James F. O'Reilly dated November 23, 2009, stating that since the letter accompanying my co-filing resolution was dated November 2009 instead of November 17, 2009, it is not acceptable. More specifically, "you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal. The statement you provided from Key Bank attests to your ownership of Company shares over the twelve months preceding November 17, 2009, but November 17, 2009 is not the date you submitted your proposal."

I thought that you would be able to figure out from the letter that 7/10/06 preceded any date in November 2009 by at least one year.

To demonstrate that you are more powerful than a group of nuns, I ask that you re-consider and accept the co-filing knowing full well that we owned the stock on November 17, 2009.

Sincerely,

S. Pamela M. Buganski, snd.

Sr. Pamela Marie Buganski, SND
Provincial Treasurer

419-474-5485 • FAX 419-474-1336 • WWW.SNDTOLEDO.ORG


SISTERS of
NOTRE DAME
Toledo Province
3837 SECOR RD
TOLEDO OH 43623-4484

November 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp,

The Sisters of Notre Dame of Toledo, OH with an investment portfolio of over $228,000 worth of shares of common stock in Danaher Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Danaher Corporation is enclosed. The Sisters of Notre Dame has continuously held stock in Danaher Corporation for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of the Sisters of Notre Dame of Toledo, OH, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are filing this resolution as a co-filer. The primary filer of the resolution is Valerie Heinonen with the Dominican Sisters of Hope.

Sincerely,

Sr. Pamela Marie Buganski, SND

Sr. Pamela Marie Buganski, SND
Provincial Treasurer

enclosures

419-474-5485 • FAX 419-474-1336 • WWW.SNDTOLEDO.ORG


SISTERS of
NOTRE DAME
Toledo Province
3837 SECOR RD
TOLEDO OH 43623-4484

November 17, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

Dear Mr. Culp,

The Sisters of Notre Dame of Toledo, OH with an investment portfolio of over $228,000 worth of shares of common stock in Danaher Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Danaher Corporation is enclosed. The Sisters of Notre Dame has continuously held stock in Danaher Corporation for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of the Sisters of Notre Dame of Toledo, OH, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are filing this resolution as a co-filer. The primary filer of the resolution is Valerie Heinonen with the Dominican Sisters of Hope.

Sincerely,

Sr. Pamela Marie Buganski, SND
Provincial Treasurer

enclosures

419-474-5485 • FAX 419-474-1336 • WWW.SNDTOLEDO.ORG

Danaher – 2010 Manufacturing Mercury Fillings Report

Whereas:

Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor."
(http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.

Key Private Bank



Trust Services

KeyBank National Association
Member FDIC

Three SeaGate
Post Office Box 10099
Toledo, OH 43699-0099

Toll Free: 800-542-1402

November 17, 2009

H. Lawrence Culp, Jr.
President and CEO
Danaher Corp.
2099 Pennsylvania Avenue NW
12th Floor
Washington, DC 20006

Re: Key Bank National Association Custodian for The Sisters of Notre Dame
Trust No.: ND-LARGE CAP VALUE 2

Dear Mr. Culp:

As of November 17, 2009, Key Bank as Custodian holds for the above noted account(s), via its account with Depository Trust Company, 3346 shares of DANAHER CORP DEL as follows: 2,508 shares since record date 7/10/06, 414 shares since record date 3/12/09, and 424 shares since record date 7/23/09.

Effective August 1, 2009, Sister Pamela Buganski, Treasurer, has been given the authority to transact business on behalf of The Sisters of Notre Dame pursuant to their Corporate Resolution dated October 19, 2009.

Sincerely,

Diane H. Ohns
Vice President



CATHOLIC HEALTH EAST

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

November 19, 2009

H. Lawrence Culp, Jr., President and CEO
Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th Floor
Washington, D.C. 20006

JOR
11/20/09

RE: Shareholder Proposal for 2010 Annual Meeting

Dear Mr. Culp:

Catholic Health East, a long-term, faith-based investor, is one of the largest Catholic health care systems in the U.S. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental, governance as well as financial accountability in its investments.

Catholic Health East is concerned about both the health risks to dental workers and their unborn children as well as the environmental risks that mercury may cause. Therefore, Catholic Health East is co-filing *the Manufacturing Mercury Fillings Report* resolution with the primary filer, Mercy Investment Program represented by Sister Valerie Heinonen, o.s.u...

Catholic Health East is beneficial owner of Danaher Corporation common stock with a market value of at least $2,000 which we have held continuously for at least one year. We will continue to hold the shares at least through the company's annual meeting. Verification of our holdings from our custodian, BNY Mellon is enclosed.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East remains open for dialogue regarding this resolution. Thank you for your attention to this matter.

Sincerely,

Sister Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosure: Resolution
Letter of ownership from BNY Mellon

cc: Sister Valerie Heinonen, Mercy Investment Program
Interfaith Center on Corporate Responsibility

Danaher – 2010 **Manufacturing Mercury Fillings Report**

Whereas:
Dental amalgam is a pre-Civil War device composed of approximately 50% mercury, a virulent reproductive toxicant and neurological toxicant. In 2008, the U.S. Food and Drug Administration advised, "Dental amalgams contain mercury, which may have neurotoxic effects on the nervous systems of developing children and fetuses." FDA reaffirmed this risk recently stating, "The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor."
(http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidanceDocuments/ucm073311.htm)

Due to mercury, amalgam arrives at dentist offices with a skull-and-crossbones label and removed fillings must be deposited in a hazardous waste container.

However, mercury leaves dental offices and enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation. (http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf)

Amalgam separators may help catch spills but only 10 states require them. Also, we understand many dentists choose not to use amalgam separators. Thus mercury amalgam enters municipal sewage systems, is processed into sewage sludge and then may be incinerated or pelletized as fertilizer. Major environmental groups report dental mercury is the largest source of mercury in the nation's wastewater. Due to uncontrolled air emissions by crematoria, dental amalgams may also be a major source of mercury air pollution. It appears reasonable to conclude that most of the mercury from Danaher's amalgam products will eventually reach the natural environment.

As the most vaporous heavy metal, mercury vapors, in the opinion of many experts, are a clear danger to dental workers and their unborn children. Danaher is at risk in states permitting employees to sue those who put toxicants in the workplace.

More than 120 nations agreed to have legally binding measures to control mercury pollution. Agreement was reached at the 25th session of the Governing Council of the UN Environment Programme (UNEP) in 2009. Formal treaty negotiations begin in 2010.

In November, 2009 a UN World Health Organization-convened international expert group supported "phase down" of dental mercury use worldwide in order to reduce environmental releases. They encouraged manufacturers to develop mercury-free alternatives so materials can be used in many countries and settings and to offer low cost options. Further, they suggested manufacturers join the UNEP global partnership on dental mercury.

Danaher reports quantities of mercury contained in its products sold in the U.S. to the Interstate Mercury Education and Reduction Clearinghouse via the Northeast Waste Management Officials' Association. Such information is submitted by or on behalf of product manufacturers in compliance with laws in effect since January 2001 in Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. Statistics appear to indicate that Danaher reported a 45% decline in total quantity of mercury used for dental amalgams between 2004 and 2007.

RESOLVED: Shareholders request that the Board of Directors issue a report on all environmental pathways by which mercury gets into the environment from dental amalgams, produced at reasonable cost and excluding proprietary information, not later than December 31, 2011, identifying policy options for eliminating release into the environment of mercury from Danaher products.



THE BANK OF NEW YORK MELLON

November 17, 2009

Sister Kathleen Coll, SSJ
Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID holds 95 shares of **DANAHER CORP COM** (cusip 235851102) for our client and beneficial owner, Catholic Health East.

Of the 95 shares currently held in our custody, 95 shares have been continuously held for over one year by our client:

Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

Please feel free to contact me if you have any questions. Thank you.

Sincerely,



Jennifer L. May
Senior Associate, BNY Mellon Asset Servicing

Phone: (412) 234-3902
Email: Jennifer.l.may@bnymellon.com





November 23, 2009

Sr. Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304

Dear Sr. Coll:

We received your communication in which it appears that you are interested in submitting a shareholder proposal on behalf of the Sisters of Notre Dame for the 2010 Proxy Statement of Danaher Corporation (the "Company"). This communication was received via overnight courier on November 20, 2009.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

(1) Rule 14a-8(b)

You have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided evidence that you have continuously held the requisite number of Company securities continuously for at least one year as of the date you submitted your proposal. The statement you provided from The Bank of New York Mellon attests to your ownership of Company shares over the twelve months preceding November 17, 2009, but November 17, 2009 is not the date you submitted your proposal.

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written

statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information before you are eligible to submit a shareholder proposal for inclusion in the 2010 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

(2) **Rule 14a-8(d)**

You have not complied with the eligibility requirements set forth in Rule 14a-8(d) because your proposal and supporting statement exceeds 500 words. Rule 14a-8(b)(2) states:

Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must correct the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to jim.oreilly@danaher.com or by fax to 202-419-7676 within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary

Danaher Corporation

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

   1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

   2. The company must file six paper copies of the following:

      i. The proposal;

      ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

      iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

NAHER

4venue, N.W., 12th Floor
)006-1813

CERTIFIED MAIL


91 7108 2133 3934 7385 3420


UNITED STATES POSTAGE
PITNEY BOWES
02 1P
$ 005.71[0]
0003077192
NOV 24 2009
MAILED FROM ZIP CODE 20037

Sr. Kathleen Coll, SSJ
Catholic Health East
3805 West Chester Pike Suite 100
Newtown Square, PA 19073-2304

From:	Coll, Sr. Kathleen
To:	O"Reilly, Jim
Subject:	Danaher shareholder proposal
Date:	Tuesday, December 01, 2009 9:39:53 AM

Mr. Reilly,
Thank you for bringing to my attention the circumstances related to the letter of ownership from BNY Mellon dated November 17, 2009 and my co-filing letter of November 19, 2009. I received your certified mail on November 28, 2009 and I will have a corrected letter forwarded to you from our custodian, BNY Mellon as soon as possible.

In your opening paragraph, you noted that I submitted "the shareholder proposal on behalf of the Sisters of Notre Dame..." The shareholder proposal that I sent was submitted on behalf of Catholic Health East as you will notice in my co-filing letter.

Again thank you.

Sincerely,
S. Kathleen Coll

Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
3805 West Chester Pike / Newtown Square, PA 19073
Email: kcoll@che.org
Phone: 610-355-2035 / Fax: 610-271-9600


Please consider the environment before printing.

From: leslie.klapperich@bnymellon.com
To: O"Reilly, Jim
Cc: kcoll@che.org
Subject: RE: Share Certification Danaher for Catholic Health East
Date: Tuesday, December 01, 2009 1:20:20 PM
Attachments: Danaher_CHE_11-19-09pdf.pdf

My apologies.

Please advise if you do not receive the attachment.

Leslie A. Klapperich
Supervisor, Proxy Support
Global Corporate Events
525 William Penn Place
Suite 400
Pittsburgh, PA 15259
Ph: 412-234-1499
Fax: 412-234-7244
Email: leslie.klapperich@bnymellon.com

From: "O'Reilly, Jim" <Jim.O'Reilly@Danaher.com>
To: <leslie.klapperich@bnymellon.com>
Cc: <kcoll@che.org>
Date: 12/01/2009 01:05 PM
Subject: RE: Share Certification Danaher for Catholic Health East

---

Leslie – there was no attachment to your email

Jim

From: leslie.klapperich@bnymellon.com [mailto:leslie.klapperich@bnymellon.com]
Sent: Tuesday, December 01, 2009 12:46 PM
To: O'Reilly, Jim
Cc: kcoll@che.org
Subject: Share Certification Danaher for Catholic Health East

Hello Mr. O'Reilly,

Please see the attached letter certifying our client, Catholic Health East's holdings in your company.

The original document will follow via UPS.

Please feel free to contact me directly if you have any questions or concerns.

Best Regards,

Leslie A. Klapperich
Supervisor, Proxy Support
Global Corporate Events
525 William Penn Place
Suite 400
Pittsburgh, PA 15259
Ph: 412-234-1499
Fax: 412-234-7244
Email: leslie.klapperich@bnymellon.com

The information contained in this e-mail, and any attachment, is confidential and is intended solely for the use of the intended recipient. Access, copying or re-use of the e-mail or any attachment, or any information contained therein, by any other person is not authorized. If you are not the intended recipient please return the e-mail to the sender and delete it from your computer. Although we attempt to sweep e-mail and attachments for viruses, we do not guarantee that either are virus-free and accept no liability for any damage sustained as a result of viruses.

Please refer to http://disclaimer.bnymellon.com/eu.htm for certain disclosures relating to European legal entities.



THE BANK OF NEW YORK MELLON

November 19, 2009

Sister Kathleen Coll, SSJ
Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID holds 95 shares of **DANAHER CORP COM** (cusip 235851102) for our client and beneficial owner, Catholic Health East on November 19th 2009.

Of the 95 shares currently held in our custody, 95 shares have been continuously held for over one year, as of on November 19th 2009, by our client:

Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Michael G. Kania
Vice President, BNY Mellon Asset Servicing

Phone: (412) 236-7827
Email: michael.kania@bnymellon.com

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
THE BANK OF NEW YORK MELLON
(SG769) AUTHORIZED SIGNATURE
X9012190
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM



Exhibit B

Medical Devices

About Dental Amalgam Fillings

What is dental amalgam?



Dental amalgam is a dental filling material used to fill cavities caused by tooth decay. It has been used for more than 150 years in hundreds of millions of patients.

Dental amalgam is a mixture of metals, consisting of liquid mercury and a powdered alloy composed of silver, tin, and copper. Approximately 50% of dental amalgam is elemental mercury by weight.

Dental amalgam fillings are also known as "silver fillings" because of their silver-like appearance.

When placing dental amalgam, the dentist first drills the tooth to remove the decay and then shapes the tooth cavity for placement of the amalgam filling. Next, under appropriate safety conditions, the dentist mixes the powdered alloy with the liquid mercury to form an amalgam putty. (These components are provided to the dentist in a capsule as shown in the graphic.) This softened amalgam putty is placed in the prepared cavity, where it hardens into a solid filling.



 Top

What should I know before getting a dental amalgam filling?

Deciding what filling material to use to treat dental decay is a choice that must be made by you and your dentist.

As you consider your options, you should keep in mind the following information.

Potential Benefits:

Dental amalgam fillings are strong and long-lasting, so they are less likely to break than some other types of fillings.

Dental amalgam is the least expensive type of filling material.

Potential Risks:

Dental amalgam contains elemental mercury. It releases low levels of mercury vapor that can be inhaled. High levels of mercury vapor exposure are associated with adverse effects in the brain and the kidneys.

FDA has reviewed the best available scientific evidence to determine whether the low levels of mercury vapor associated with dental amalgam fillings are a cause for concern. Based on this evidence, FDA considers dental amalgam fillings safe for adults and children ages 6 and above. The amount of mercury measured in the bodies of people with dental amalgam fillings is well below levels associated with adverse health effects. Even in adults and children ages 6 and above who have fifteen or more amalgam surfaces, mercury exposure due to dental amalgam fillings has been found to be far below the lowest levels associated with harm. Clinical studies in adults and children ages 6 and above have also found no link between dental amalgam fillings and health problems.

There is limited clinical information about the potential effects of dental amalgam fillings on pregnant women and their developing fetuses, and on children under the age of 6, including breastfed infants. However, the estimated amount of mercury in breast milk attributable to dental amalgam is low and falls well below general levels for oral intake that the Environmental Protection Agency (EPA) considers safe. FDA concludes that the existing data support a finding that infants are not at risk for adverse health effects from the breast milk of women exposed to mercury vapor from dental amalgam. The estimated daily dose of mercury

vapor in children under age 6 with dental amalgams is also expected to be at or below levels that the EPA and the Centers for Disease Control and Prevention (CDC) consider safe. Pregnant or nursing mothers and parents with young children should talk with their dentists if they have concerns about dental amalgam.

Some individuals have an allergy or sensitivity to mercury or the other components of dental amalgam (such as silver, copper, or tin). Dental amalgam might cause these individuals to develop oral lesions or other contact reactions. If you are allergic to any of the metals in dental amalgam, you should not get amalgam fillings. You can discuss other treatment options with your dentist.

For more information on FDA's scientific review and findings, see the new "Information for Use" statement required in dental amalgam labeling, and other documents in the Related Resources section.


Top

Why is mercury used in dental amalgam?

Approximately half of a dental amalgam filling is liquid mercury and the other half is a powdered alloy of silver, tin, and copper. Mercury is used to bind the alloy particles together into a strong, durable, and solid filling. Mercury's unique properties (it is the only metal that is a liquid at room temperature and that bonds well with the powdered alloy) make it an important component of dental amalgam that contributes to its durability.


Top

Is the mercury in dental amalgam the same as the mercury in some types of fish?

No. There are several different chemical forms of mercury: elemental mercury, inorganic mercury, and methylmercury. The form of mercury associated with dental amalgam is elemental mercury, which releases mercury vapor. The form of mercury found in fish is methylmercury, a type of organic mercury. Mercury vapor is mainly absorbed by the lungs. Methylmercury is mainly absorbed through the digestive tract. The body processes these forms of mercury differently and has different levels of tolerance for mercury vapor and methylmercury. Methylmercury is more toxic than mercury vapor.


Top

If I am concerned about the mercury in dental amalgam, should I have my fillings removed?

If your fillings are in good condition and there is no decay beneath the filling, FDA does not recommend that you have your amalgam fillings removed or replaced. Removing sound amalgam fillings results in unnecessary loss of healthy tooth structure, and exposes you to

additional mercury vapor released during the removal process.

However, if you believe you have an allergy or sensitivity to mercury or any of the other metals in dental amalgam (such as silver, tin, or copper), you should discuss treatment options with your dentist.

 Top

Exhibit D

http://www.epa.gov/mercury/consumer.htm
Last updated on Wednesday, October 7th, 2009.



Mercury

Consumer and Commercial Products

Elemental, or metallic, mercury has properties that have led to its use in many different consumer and commercial products and industrial sectors. It conducts electricity, forms alloys with other metals, and expands in response to changes in temperature and pressure. Some mercury compounds are used as preservatives in medicines and other products.

While some manufacturers have reduced or eliminated their use of mercury in consumer and commercial or industrial products, there are still many existing items in the marketplace that contain mercury. EPA encourages individuals, organizations and businesses to use non-mercury alternatives and to recycle old or unused mercury-containing products whenever possible.

Products of Interest to Many Consumers
- Antiques
- Batteries
- Dental Amalgam
- Fluorescent Light Bulbs
- Necklaces and other Jewelry
- Paint
- Switches and Relays
- Thermometers
- Thermostats
- Thimerosal in Vaccines

Basic Information on Consumer and Commercial Products
- EPA's Database on Mercury-Containing Products and Alternatives
- NEWMOA's IMERC Mercury-added Products Database
- U.S. FDA's Information on Mercury-Containing Medicines, Antibiotics and Vaccines
- The Pollution Prevention Resource Exchange (P2Rx)
- Substance Flow Analysis of Mercury Used in Products

Reducing Use of Mercury-Containing Products
- Product Stewardship
- State Legislation and Regulations
- NEWMOA's Mercury Reductions Programs Database
- Great Lakes Mercury in Products Phase-Down Strategy
- Mercury Product Labeling
- Mercury-Added Product White Paper
- PSI Mercury Thermostat and Fluorescent Lighting Projects

Recycling or Disposing of Mercury-Containing Products
- Safe Management of Mercury-Containing Products
- Federal Requirements for Disposing of Mercury-Containing Equipment
- NEWMOA's Mercury Legacy Products

Non-Mercury Alternative Products

Other Information for Consumers

- Information for Consumers: Links to information about sources of mercury exposure, potential health effects, fish that may contain mercury, consumer products that contain mercury, and ways to reduce your exposure to mercury.
- Safe Management of Mercury-Containing Products: A list of types of products that contain mercury, with recommendations for safe management and disposal.

Information for...

Businesses
Consumers
Health Care Providers
Parents
Schools

Safely Managing Products that Contain Mercury

Spill clean-up

Recycling and disposal

Products of Interest to Many Consumers

Antiques

Some antique clocks, barometers and mirrors contain elemental mercury.

- The Northeast Waste Management Officials' Association (NEWMOA) provides basic information on mercury-containing antiques EXIT Disclaimer including descriptions of the types of antiques that may contain mercury, and the potential hazards of a mercury release or spill.
- The Centers for Disease Control and Prevention (CDC) issued a report in June 2007 that describes several releases of elemental mercury from antique clocks, barometers and mirrors, and lists measures to help prevent unintentional releases of elemental mercury from antiques. Although none of these spills resulted in symptoms or acute health effects, they required extensive clean-up actions to prevent future mercury exposure. The report findings underscore the need for caution when handling antiques containing elemental mercury and the need for proper clean-up of spills.
- The Connecticut Department of Environmental Protection provides a Web page EXIT Disclaimer that describes how the Connecticut Mercury Education and Reduction Act applies to mercury-containing antiques and provides advice about handling and transporting them.
- Antiques dealer Charles Edwin includes detailed instructions about how to prepare a mercury-containing barometer for a short or long move. EXIT Disclaimer

Compact Fluorescents (CFLs) and Mercury

ENERGY STAR-qualified CFLs use up to 75 percent less energy than incandescent light bulbs, and last up to 10 times longer.

- Learn about CFLs
- Take the Energy Star Change a Light Pledge
- Frequent Questions about CFLs

CFLs contain mercury.

- View frequent questions about CFLs and mercury (PDF) (2 pp., 71K, About PDF)

Broken a CFL other fluorescent light bulb?

- Find out how to clean up a broken bulb.

Need to dispose of a burned-out CFL? The best option is to recycle!

- Find out how to recycle or otherwise safely dispose of these bulbs.

Batteries

Manufacturers around the world have long used mercury in batteries to prevent the buildup of hydrogen gas, which can cause the battery to bulge and leak. According to a 2004 report for the European Commission (104 pp, 969K, about PDF) EXIT Disclaimer, global battery production still accounts for about a third of total global demand for mercury based on data for the year 2000, and over 95% of this usage is attributed to battery makers outside the United States.

In the U.S., however, the use of mercury in consumer batteries has declined sharply. In the early 1980s, U.S. battery manufacture constituted the largest single domestic use of mercury - over 1,000 tons annually. By 1993, many battery manufacturers had begun selling mercury-free alkaline batteries. This became the national standard in 1996 with passage of the federal Mercury-Containing Battery Management Act. Today, most batteries made in the U.S. do not contain added mercury. The two exceptions are mercuric oxide batteries and button cell batteries.

Mercuric Oxide Batteries:

In mercuric oxide batteries, mercury is used as an electrode rather than an additive to control gas buildup. The mercury accounts for up to 40% of the battery weight and cannot be reduced without reducing the energy output of the battery. Mercuric oxide button cells once were widely used in hearing aids but now are prohibited under federal law. Larger mercuric oxide batteries still are produced for military and medical equipment where a stable current and long service life is essential. Federal law allows these batteries to be sold, but only if the manufacturer has established a system to collect the waste batteries and ensure that the mercury is properly managed. Users are prohibited from disposing of spent mercuric oxide batteries

except through the collection system established by the manufacturer.

Button Cell Batteries:

Button cell batteries are miniature batteries in the shape of a coin or button that are used to provide power for small portable electronic devices. The four major technologies used for miniature batteries are: lithium, zinc air, alkaline, and silver oxide. Lithium miniature batteries contain no intentionally-added mercury. However, small amounts of mercury are still added to most zinc air, alkaline and silver oxide miniature batteries in order to prevent the formation of internal gases that can cause leakage. Zinc air batteries are used mainly in hearing aids; silver oxide batteries are used in watches and cameras; and alkaline manganese batteries are used in digital thermometers, calculators, toys and a myriad of other products requiring a compact power source.

While the federal Battery Management Act of 1996 prohibits the sale of mercuric oxide button cells, it specifically allows the sale of alkaline manganese button cells containing mercury content of up to 25 milligrams (mgs). At that time, the technology did not exist to control the formation of gas in miniature batteries without using mercury. The Battery Act is silent regarding the mercury content of silver oxide and zinc air button cell batteries. According to a 2005 report by the Maine Department of Environmental Protection EXIT Disclaimer, button cell batteries sold by U.S. manufacturers in 2002 had the following average mercury content: silver oxide, 2.5 mg; zinc air, 8.5 mg; and alkaline, 10.8 mg. U.S. manufacturers continue to pursue the development of reliable "no mercury" formulas to eliminate mercury altogether from these button cell batteries. (Lithium button cell batteries currently do not contain mercury but they may pose a fire risk, according to the National Electrical Manufacturers Association.)

Mercury from button cell batteries can be released to the environment during various stages of the product life cycle, but primarily during manufacturing and disposal. The use and disposal of mercury-added button cells are unregulated at the federal level. They do not have to be labeled; it is legal to dispose of them in the household trash; and they rarely are collected for recycling in most U.S. jurisdictions. Some states are now considering whether the disposal of button cell batteries should be regulated or whether recycling should be encouraged. Because button batteries currently are not widely targeted for recycling, almost all of this mercury presumably ends up in the municipal solid waste stream where it is either incinerated or landfilled.

Additional information on button cell batteries is available in a 2004 report from the State of Maine: An Investigation of Alternatives to Miniature Batteries Containing Mercury (PDF) (76 pp, 440K, about PDF) EXIT Disclaimer

Dental Amalgam

Mercury Use in Dental Amalgam:

The silver fillings used by dentists to restore teeth are composed of a metal "amalgam" containing roughly 50% elemental mercury and 50% other metals (mostly silver with some tin and copper). Amalgam is one of the most commonly used tooth fillings, and is considered to be a safe, sound, and effective treatment for tooth decay. Amalgam has been the most widely used tooth filling material for decades. It remains popular because it is strong, lasting and low-cost. Dental amalgams are considered medical devices and are regulated by the U.S. Food and Drug Administration (FDA).

Information on the amount of mercury used in dental amalgam EXIT Disclaimer in the United States is available in a fact sheet from the Northeast Waste Management Officials' Association (NEWMOA).

Safety of Dental Amalgam Fillings:

The mercury found in amalgam fillings has raised some safety concerns over the years. Amalgam can release small amounts of mercury vapor over time, and patients can absorb these vapors by inhaling or ingesting them.

According to the Centers for Disease Control and Prevention (CDC), there is little scientific evidence that the health of the vast majority of people with dental amalgam is compromised, nor that removing amalgam fillings has a beneficial effect on health. A 2004 review of the scientific literature conducted for the U.S. Public Health Service EXIT Disclaimer found "insufficient evidence of a link between dental mercury and health problems, except in rare instances of allergic reaction." For more information on dental amalgam use, benefits and health issues, see the Web site for the Centers for Disease Control and Prevention (CDC).

The Food and Drug Administration (FDA) consumer update on dental amalgam advises, as a precaution, that pregnant women and persons who may have a health condition that makes them more sensitive to mercury exposure should discuss dental treatment options with their health care practitioner. FDA, which regulates the use of dental amalgam, is currently reviewing the scientific evidence about safe use, particularly for sensitive subpopulations, as part of a rule-making to classify dental amalgam as a class II device with special controls. It expects to report on any changes to classification and material or labeling controls in 2009. Such changes could impact the rules for the marketing of dental amalgam.

Alternatives to Dental Amalgam Fillings:

Amalgam use is declining because the incidence of dental decay is decreasing and because improved substitute materials are now available for certain applications. If dental patients do not want to use mercury amalgam, there are several non-mercury restorative materials available. Presently, there are six types of restorative materials: mercury amalgam, resin composite, glass ionomer, resin ionomer, porcelain, and gold alloys. Each type of restorative material has advantages and disadvantages. Some factors that influence the choice of restorative material used include: cost, strength, durability, location of cavity, and aesthetics.

The choice of dental treatment rests with dental professionals and their patients, so you should talk with your dentist about dental treatment options that are available. The American Dental Association provides a brochure for dental patients (PDF) (6 pp, 133K, about PDF) EXIT Disclaimer on the advantages and disadvantages of various types of dental fillings.

Environmental Releases of Mercury from Dental Amalgam:

Mercury from dental amalgam is a major source of controllable mercury released to the environment and likely will remain a significant concern into the future. Mercury from dental amalgam is released to the environment through three primary pathways: in wastewater, as solid waste, and through cremation of bodies containing dental amalgam.

Mercury Amalgam in Wastewater: The majority of dental mercury amalgam is discharged from dental offices to wastewater treatment systems where it usually settles out in sewage sludge that is then incinerated, heat treated, landfilled, and/or land applied as biosolids (also known as "sludge"). In 2008, EPA estimates there are approximately 160,000 dentists working in 120,000 dental offices that use or remove amalgam in the United States, almost all of which discharge their wastewater exclusively to sewage treatment plants.

Most dental offices currently use some type of basic filtration system to reduce the amount of mercury solids passing into the sewer system. However, the adoption of best management practices and the installation of amalgam separators, which generally have a removal efficiency of 95%, have been shown to reduce discharges even further. In October 2007, the American Dental Association adopted new Best Management Practices for Amalgam Waste (PDF) (8 pp, 118K, about PDF) EXIT Disclaimer that recommends the use of dental amalgam separators and the recycling of captured amalgam solid waste.

Mercury Amalgam in Solid Waste: Waste amalgam solids that are improperly disposed in medical waste ("red bag") containers will be either incinerated or autoclaved, thus causing volatilized mercury to escape into the environment. Mercury amalgam also accumulates on consumable dental supplies, such as cotton swabs and gauze, and these materials are usually disposed in the regular trash. In local areas where trash is incinerated, the mercury in this trash can be released via air emissions. To avoid such mercury air

emissions, dental offices should properly dispose of captured amalgam solid waste by sending it to a dental waste recycler.

Mercury Emissions from Crematoria: Dental amalgam also contributes to mercury emissions through the cremation of bodies containing dental amalgam. A mercury flow worksheet developed for EPA Region 5 estimated that in the United States in 2005 almost 3,000 kilograms (6,613 lbs.) of mercury were released to the environment from crematoria. There remains a lack of good empirical data on the magnitude of mercury emissions from crematoria. At this time, no federal or state regulations restrict mercury emissions from crematoria.

Actions to Reduce Dental Mercury in Wastewater:

Federal Action: At the federal level, U.S. EPA regulates the discharge of pollutants to wastewater, but does not currently regulate mercury discharges from dental offices. EPA establishes national regulations known as effluent guidelines and pretreatment standards to reduce pollutant discharges from specific industries that discharge either directly to surface waters or indirectly through publicly-owned treatment works (POTWs).

As part of an annual review of its effluent guidelines and pretreatment standards, EPA evaluated dental mercury management and the potential impacts on POTWs. The agency compiled information on state and local dental amalgam control programs, mercury discharges from dental offices, best management practices (BMPs), and control technologies such as amalgam separators. For amalgam separators, EPA looked at the frequency with which they are currently used; their effectiveness in reducing discharges to POTWs; and the capital and annual costs associated with their installation and operation. EPA also conducted a POTW pass-through analysis on mercury for the industry. The results of the study are summarized in the following report: EPA's Health Services Industry Detailed Study: Dental Amalgam (August 2008) (PDF) (76 pp, 1.0 MB, about PDF).

At this time, EPA does not think national pretreatment standards for dental mercury discharges are appropriate. While this is a possibility for the future, EPA has identified a number of successful voluntary programs demonstrating that there are opportunities for pollution prevention and adoption of best management practices without federal regulation. Moreover, the dental industry is working towards voluntarily reducing its mercury discharges. In the meantime, the use of mercury in dentistry is decreasing in the U.S. due to mercury-free fillings and improved overall dental health.

State, Tribal and Local Actions: Many state environmental agencies have initiated efforts to reduce mercury in wastewater by focusing on the dental sector. State and tribal agencies are beginning to require that many local wastewater treatment facilities meet very low mercury effluent limits in response to three key factors:

1. EPA's revised water quality criterion for methlymercury, issued in 2001, that was for the first time based on methlymercury concentrations in fish tissue rather than in water;
2. The increasing number of mercury-related fish advisories being issued across the country; and
3. The availability of more sensitive analytical techniques, which allow wastewater treatment agencies and regulatory agencies that issue their discharge permits to measure publicly-owned treatment works (POTW) effluent for mercury.

Some state and local governments have implemented mandatory and voluntary programs to reduce dental mercury discharges. As of 2008, eleven states and at least 19 localities have mandatory pretreatment programs in place that require the use of dental mercury amalgam separators. Additionally, at least four States and six POTWs have voluntary programs to reduce mercury discharges from dental offices, though success rates vary greatly for the voluntary programs. More information can be found in EPA's Health Services Industry Detailed Study: Dental Amalgam (August 2008) (PDF) (76 pp, 1.0 MB, about PDF).

Increasing numbers of local POTW pretreatment programs are beginning to ask, and in some cases require, dental offices to reduce their discharges of mercury. The National Association of Clean Water Agencies (NACWA) EXIT Disclaimer, formerly the Association of Metropolitan Sewerage Agencies (AMSA), has published

information for local wastewater treatment agencies on the issue of mercury contamination of wastewater. In 2006, NACWA published a White Paper on Controlling Mercury in Wastewater Discharges from Dental Clinics (PDF) (January 2006) (14 pp, 232K, about PDF) EXIT Disclaimer. This White Paper was meant to help POTWs and other organizations understand some of the technical issues associated with the generation of dental clinic wastewater, and to provide introductory information for those communities considering formal programs requiring the installation of amalgam separators.

Additional information is available on state dental waste management programs:

- EPA's web site provides information on state dental waste management programs, including links to state-specific laws, regulations and guidance documents.
- The Quicksilver Caucus (QCS), a coalition of state government associations, has published its "Dental Mercury Amalgam Waste Management White Paper" (PDF) (April 2008) (24 pp, 100K, about PDF) EXIT Disclaimer to assist states in considering how to reduce sources of dental mercury amalgam released to the environment from the dental sector. The paper provides information on successful state and local amalgam separator requirements, amalgam alternatives, and innovative approaches to reducing mercury amalgam releases.
- The Quicksilver Caucus also published Case Studies of Five Dental Mercury Amalgam Separator Programs (PDF) (May 2008) (20 pp, 87K, about PDF) EXIT Disclaimer.

Fluorescent Light Bulbs

A fluorescent light bulb (also referred to as a "lamp") is a gas-discharge bulb that uses electricity to excite mercury vapor. The excited mercury atoms produce short-wave ultraviolet light that causes a phosphor to fluoresce, producing visible light. Mercury is an essential component of all fluorescent light bulbs, and allows these bulbs to be energy-efficient light sources.

Types of Fluorescent Bulbs:

The most widely used types of fluorescent light bulbs in the United States are the linear fluorescent light and the compact fluorescent light (CFL). Less common types of fluorescent bulbs sold in the United States include bug zappers, high output fluorescent lights and cold-cathode fluorescent lights. Additional information about the different types of fluorescent bulbs is available in a fact sheet on mercury use in lighting EXIT Disclaimer from the Northeast Waste Management Officials' Association (NEWMOA).

Linear fluorescent light - The standard straight "linear" tube comes in a variety of diameters and lengths. For example, the T-4 is ½ inch in diameter and often used under kitchen cabinets. The T-8 is 1 inch in diameter and the T-12 is 1½ inches in diameter. Variations of the linear tube include the "U-tube" bent in half to form a U-shape, and the "circline" tube bent into a circle. Linear, U-tube and circline fluorescents are used for general illumination purposes, and are widely used in commercial buildings, schools, industrial facilities, hospitals and residences.

Compact fluorescent light (CFL) - This is a short bulb made of a tube about the diameter of a pencil that has been either folded or twisted, resulting in an overall size that rivals a standard incandescent light bulb. Since the CFL fits into a standard light socket, the bulb and fixture design possibilities are vastly increased over that of a fluorescent tube. CFLs are now available in a variety of shapes, including spiral (twisted), short tube (folded over) and globe. A globe CFL is either round or A-shaped glass that contains within it a spiral or folded tube.

Bug zappers – These devices contain a fluorescent bulb that emits ultraviolet light, attracting unwanted insects.

High output fluorescent light (HO) – These bulbs are used in warehouses, industrial facilities, and storage areas where bright lighting is necessary. High output lamps are also used for outdoor lighting because of their lower starting temperature, and as grow lamps. The light emitted is much brighter than that of

traditional fluorescent lamps. However, they are less energy-efficient because they require a higher electrical current.

Cold-cathode fluorescent light (CCFL) – These are small diameter, fluorescent tubes that are used for backlighting in liquid crystal displays (LCDs) on a wide range of electronic equipment, including computers, flat screen TVs, cameras, camcorders, cash registers, digital projectors, copiers, and fax machines. They are also used for backlighting instrument panels and entertainment systems in automobiles. Cold-cathode fluorescent lamps operate at a much higher voltage than conventional fluorescent lamps, which eliminates the need for heating the electrodes and increases the efficiency of the lamp 10 to 30 percent. They can be made of different colors, and have high brightness and a long life.

Compact Fluorescent Light Bulbs (CFLs):

General Information - EPA encourages Americans to use compact fluorescent lights for residential lighting in order to save energy. Switching from traditional incandescent bulbs to CFLs is an effective, simple change everyone can make to help use less electricity at home and prevent greenhouse gas emissions that lead to global climate change. The Energy Star program, operated jointly by EPA and the Department of Energy, provides the following information:

- Learn About CFLs – General information on Energy Star-qualified compact fluorescent light bulbs (CFLs), where to use CFLs in a home, and how to choose the right type of CFL bulb.
- Frequent Questions About CFLs – Energy Star list of questions and answers about compact fluorescent light bulbs.

Mercury Release - CFLs contain a very small amount of mercury (on average about five milligrams) sealed within the glass tubing. No mercury is released when the bulbs are intact (not broken) or in use, but CFLs can break and release mercury vapor if dropped or roughly handled. EPA encourages consumers to handle and use CFLs safely. Be careful when removing the bulb from its packaging, installing it, or replacing it. More information is provided in the Energy Star fact sheet: CFLs and Mercury (PDF) (3 pp, 163K, about PDF).

Cleaning Up a Broken Bulb - If a CFL breaks in your home, you should follow EPA's recommended steps to carefully clean up and dispose of broken bulbs. These recommendations will help to minimize any exposure to released mercury vapor.

Additional Information on Compact Fluorescent Lights (CFLs):

- The Maine Department of Environmental Protection provides ground-breaking information on mercury releases from broken compact fluorescent light bulbs, in the Maine Compact Fluorescent Lamp Breakage Study Report EXIT Disclaimer, published in February 2008.
- The Mercury Policy Project, a non-governmental organization, published a report in February 2008 called Shedding Light on Mercury Risks from CFL Breakage (23 pp, 2.3 MB, about PDF) EXIT Disclaimer, which provides information for consumers on the risks and benefits of using compact fluorescent light bulbs, and also identifies some practical ways to reduce the risks.

Amount of Mercury in Fluorescent Bulbs:

The following information on mercury content and mercury use is taken from a fact sheet on mercury use in lighting from the Northeast Waste Management Officials' Association (NEWMOA) EXIT Disclaimer. This data was provided to NEWMOA by lamp manufacturers.

Individual Fluorescent Bulbs - About 60 percent of all fluorescent lamps sold in the U.S. in 2004 contained 10 mg of mercury or less. The remaining 40 percent contained more than 10 mg and up to 100 mg of mercury. Four-foot linear fluorescent lamps contained an average of 13.3 mg, with a high of 70 mg and a low of 2.5 mg. Compact fluorescents (CFLs) had the least amount of mercury per lamp in 2004; two-thirds of CFLs contained 5 mg of mercury or less, while 96 percent contained 10 mg or less.

Total Mercury Use – The table below presents the total amount of mercury in fluorescent light bulbs sold in the U.S. during calendar years 2001 and 2004 for all bulb manufacturers.

Lamp Type	2001 Total Mercury (lbs) Sold in U.S.	2004 Total Mercury (lbs) Sold in U.S.
Fluorescent (all types)	16,657	14,372
CFLs	877	1,479

The total use of mercury in fluorescent bulbs declined between 2001 and 2004 by 14 percent. This decrease is likely due to manufacturers' efforts to reduce the mercury content per bulb. However total mercury used in compact fluorescent bulbs increased nearly 70 percent between 2001 and 2004, which is likely due primarily to increased sales.

Since 2004, there has been a significant increase in the number of electronics utilizing cold-cathode fluorescent lights (CCFLs), often in a series used for illumination in screen displays. A wide variety of home and office equipment now utilize liquid-crystal display (LCD) screens, including computers, televisions, global positioning system (GPS) units, hand-held communications and entertainment systems, and digital cameras. Many automobiles now come with entertainment systems, navigation systems, and instrument panels that utilize LCD screens with backlighting that contain fluorescent bulbs. Many recreational vehicles also offer option packages that include flat-panel televisions that contain fluorescent bulbs and linear fluorescent bulb fixtures.

In recent years, government agencies, companies, and environmental organizations have heavily promoted the use of energy-efficient liner and compact fluorescent bulbs. The cost of CFLs has declined dramatically so that they are more affordable for consumers. These efforts and the growing sale of products with LCD screens will likely increase total mercury use in light bulbs to be reported to NEWMOA for 2007.

Fluorescent Bulb Recycling and Disposal:

EPA encourages the recycling of burned out fluorescent bulbs rather than disposing of them in regular household trash. Recycling of burned out fluorescents is one of the best ways to help prevent the release of mercury to the environment by keeping mercury out of landfills and incinerators. Recycling of these bulbs also allows the reuse of the glass, metals and other materials that make up fluorescent lights. EPA is now working with manufacturers and major U.S. retailers to develop, implement or expand recycling options for consumers.

Household hazardous waste collection facilities usually accept fluorescent bulbs. Find more information about collection and/or recycling programs. Households and consumers can contact their state or local environmental regulatory agency for information about proper disposal options such as disposal in your household garbage if no other options are available. If your state or local environmental regulatory agency offers no other disposal options except your household garbage, place the fluorescent light bulb in two plastic bags and seal it before putting it into the outside trash, or other protected outside location, for the next normal trash collection.

Businesses can learn about how to properly recycle/dispose of used mercury-containing light bulbs by visiting EPA's Steps to Managing Your Universal Waste Lamps in an Environmentally-Safe Manner page.

Additional Information on Recycling Fluorescent Bulbs:

- The Home Depot Launches National CFL Bulb Recycling Initiative (PDF) (2 pp, 32K, about PDF) EXIT Disclaimer
- The Northeast Waste Management Officials' Association (NEWMOA) provides information on state-specific light bulb recycling and disposal requirements for New England states. EXIT Disclaimer
- LampRecycle.org EXIT Disclaimer, developed by the Lamp Section of the National Electrical Manufacturers Association, provides lamp recycling contacts in all fifty states, links to state Web sites on lamps, a list of recyclers, and other useful information.
- The Association of Lighting and Mercury Recyclers EXIT Disclaimer promotes mercury bulb recycling

and provides practical information for state and local government agencies and users of fluorescent bulbs or high intensity discharge (HID) lamps.

Alternative Non-Mercury Light Bulbs:

Technology is not yet available to make general purpose, energy efficient light bulbs without mercury, although non-mercury bulbs have been developed recently for specific purposes, such as car headlights or store display lighting. Mercury-added bulbs such as fluorescents will therefore continue to be used, but should be managed as a hazardous waste and recycled at the end of their useful life. As discussed above, each state has specific regulations for businesses and homeowners regarding recycling or disposal of fluorescent bulbs.

Light-emitting diodes (LEDs): LED technology is one option that, with more research and development, is expected to be an increasingly viable alternative to mercury-containing lamps in the future. An LED is a semi-conductor diode that emits light when an electrical current is passed in the forward direction of the device through the LED circuit. The quality of light emitted from LED bulbs depends on the specific semi-conductor material used, and may appear blue (cooler) or white (warmer) in color.

LEDs have been used since the 1960s for some commercial applications, but they are just now reaching the levels of luminous output and power that allow more applications. Today's commercially available LEDs offer energy efficiency, maintenance savings, impact resistance, durability and other benefits. They are significantly more energy efficient than incandescent and fluorescent bulbs. LEDs are now commonly used in commercial lighting applications such as stadium displays, billboards, traffic signals, street lights and exit signs, and more recently as indicator lights in automobiles, aircraft and elevators.

A promising new trend is the use of LEDs in more consumer products. For example, numerous computer manufacturers are now selling laptop models with LED backlighting, which provides a brighter image with better contrast and also allows the liquid-crystal display (LCD) screen to be slimmer. LED backlighting consumes less power compared to the conventional cold cathode fluorescent light (CCFL) backlighting found in most modern laptop displays, resulting in longer battery life.

For most general lighting purposes, however, LEDs cannot yet compete with fluorescent bulbs because of their cost - especially when compared to the compact fluorescent lights (CFLs) on the market today. More research is needed to increase the energy efficiency and decrease the cost of LED technologies. The U.S. Department of Energy (DOE) 's lighting research program is working with industry and energy organizations to encourage the development and commercialization of LED technologies. DOE provides more information in a fact sheet on LED technology.

Necklaces and other Jewelry

There are some necklaces imported from Mexico that contain a glass pendant that contains mercury. The mercury-containing pendants can come in various shapes such as hearts, bottles, balls, saber teeth, and chili peppers.

- Washington State Department of Health information about mercury used in inexpensive, imported necklaces. EXIT Disclaimer Broken necklaces have resulted in mercury spills at schools.

Paint

In the past mercury was used in many water-based latex paints as a fungicide to prevent the growth of bacteria. Its use in interior and exterior latex paint was discontinued in the United States in 1991.

- EPA's indoor air Web site presents information about addressing indoor environmental concerns during remodeling.

Switches and Relays

Switches are products or devices that open or close an electrical circuit, or a liquid or gas valve. Mercury-added switches include float switches, actuated by rising or falling liquid levels; tilt switches, actuated by a change in the switch position; pressure switches, actuated by a change in pressure; and temperature switches and flame sensors actuated by a change in temperature. Relays are products or devices that open or close electrical contacts to control the operation of other devices in the same or another electrical circuit. Relays are often used to turn on and off large current loads by supplying relatively small currents to a control circuit. Mercury-added relays include mercury displacement relays, mercury wetted reed relays, and mercury contact relays.

- The Northeast Waste Management Officials' Association (NEWMOA) provides information on the different types of switches and relays in use, as well as information on the amount of mercury used in them. EXIT Disclaimer
- Find more information about proper management of mercury switches in automobiles and learn about EPA's National Vehicle Mercury Switch Recovery Program.

Thermometers

EPA encourages consumers, businesses and other organizations to use non-mercury thermometers whenever possible. Accurate and reliable alternatives to mercury fever and laboratory thermometers are readily available at local pharmacies or through scientific and medical supply companies.

In a mercury thermometer, a glass tube is filled with mercury and a standard temperature scale is marked on the tube. With changes in temperature, the mercury expands and contracts in a consistent fashion and the temperature can be read from the scale. A mercury thermometer can be easily identified by the presence of a silver bulb. If the bulb is red, blue, purple, green or any other color, it is not a mercury thermometer.

Mercury thermometers can be used to determine body temperature (fever thermometers), liquid temperature, and vapor temperature. Mercury thermometers are used to measure the temperature of liquids and vapors in households, laboratory experiments at educational and medical institutions, and industrial applications. The Northeast Waste Management Officials' Association (NEWMOA) provides a web site with basic information on mercury and non-mercury alternatives EXIT Disclaimer. Also provided are links to additional on-line resources.

Household Uses: Common household uses of mercury thermometers include fever thermometers and oven, candy and meat thermometers.

Fever thermometers

Mercury fever thermometers are made of glass the size of a straw, with a silvery-white liquid inside, and are a common item in many households, schools and medical facilities. There are two general types of mercury thermometers that measure body temperature:

- oral/rectal/baby thermometers, containing about 0.61 grams of mercury; and
- basal temperature thermometers, containing about 2.25 grams of mercury.

Restrictions on Sales of Mercury Fever Thermometers. In order to help remove the threat of mercury fever thermometer breakage and subsequent release of mercury vapor indoors, some states and municipalities have passed laws or ordinances prohibiting the manufacture, sale and/or distribution of these thermometers. As of October 2, 2008, thirteen states have laws that limit the manufacture, sale and/or distribution of mercury fever thermometers: California, Connecticut, Illinois, Indiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, New Hampshire, Rhode Island, Oregon, Washington. The Health Care Without Harm Web site presents information on specific state laws and municipal ordinances. EXIT Disclaimer

Alternatives: Mercury-free Fever Thermometers. A variety of accurate and reliable mercury-free fever thermometers are available at your local pharmacy. Alternatives most comparable in cost and use to the mercury fever thermometer include battery and solar powered digital thermometers. These can all be used orally, rectally, or in the armpit. You should choose a thermometer that is easy to use and read.

If choosing a battery powered digital thermometer, choose one that contains a replaceable battery; some are not replaceable. The battery is a button cell battery and may contain a small amount of mercury, so it should be recycled through a local battery collection program or household hazardous waste collection center. Consult your local or state collection program regarding where batteries should be taken.

Educational and Medical Uses: Mercury thermometers may be used in many applications, including chemical experiments, water and acid baths, blood banks, ovens and incubators

Industrial Uses: Industrial applications include use in power plants and piping, chemical tanks and vats, heating and cooling equipment, breweries, canneries, bakeries, candy making, dairies, ships, wineries and distilleries, and paint kettles.

EPA has launched an effort to reduce the use of mercury-filled non-fever thermometers used in industrial settings where suitable alternatives exist. EPA is developing an approach to obtain this goal through partnerships with ASTM, NIST, state organizations such as the Environmental Council of the States (ECOS) and the Quicksilver Caucus, and others. The agency is initiating a phase out and replacement effort in its own laboratories and is reviewing standards and methods that may require the use of mercury-filled thermometers in order to bring about the opportunity for the use of alternatives. Read about EPA's effort to phase out the use of mercury-filled thermometers in industrial and laboratory settings.

Thermometer cleanup and disposal: If you break a thermometer while using it or if you improperly dispose of it, the thermometer will release mercury vapors that are harmful to human and ecological health. EPA provides information on what to do when a mercury fever thermometer breaks/spills. Many states and local agencies have developed collection/exchange programs for mercury-containing devices such as thermometers. Some counties and cities also have household hazardous waste collection programs. For information about these programs, contact your local collection program to find out whether you can drop your old thermometers off any time or whether you should wait for the next collection effort in your area. You can also use earth911.com to find collection programs in your area -- just type in "thermometer" or "mercury" and your zip code to get a list of programs that accept mercury-containing thermometers.

Thermostats

Mercury thermostats use mercury tilt switches to sense and control room temperature through communication with heating, ventilating, and air conditioning (HVAC) equipment. A mercury thermostat may contain one or more switches, depending on how many heating and cooling systems it activates.

The Northeast Waste Management Officials' Association (NEWMOA), provides a fact sheet with information on the use of mercury in thermostats EXIT Disclaimer, including the amount of mercury used in thermostats in the US, non-mercury alternatives, and collection and recycling programs.

Mercury thermostats are unlikely to break or leak mercury while is use, but they need to be properly disposed of when being replaced. If a mercury thermostat is being replaced by a household occupant rather than by a heating and air conditioning professional, the old thermostat should be disposed of by taking it to a state or local household hazardous waste collection center for recycling. For information about these programs, contact your local collection program to find out whether you can drop your old thermostats off any time or whether you should wait for the next collection effort in your area. You can also use earth911.com to find collection programs in your area -- just type in "thermostat" or "mercury" and your zip code to get a list of programs that accept mercury-containing thermostats.

Thimerosal in Vaccines

Some consumers are concerned about the use of thimerosal, a mercury-containing preservative, in vaccines. Since 2001, with the exception of some influenza (flu) vaccines, thimerosal is not used as a preservative in routinely recommended childhood vaccines.

To learn more about this use of thimerosal, please see information from the Food and Drug Administration (FDA) on medicines that contain mercury and thimerosal in vaccines, and information from the Centers for Disease Control and Prevention on thimerosal in vaccines.

Basic Information on Consumer and Commercial Products

EPA's Database on Mercury-Containing Products and Alternatives - This searchable database contains publicly available information on, consumer and commercial products that contain mercury, plus information on non-mercury alternatives. This is a Windows database designed to be downloaded to operate on an individual computer. The primary source of information on mercury-containing products is the IMERC Mercury-added Products Database, [no link] which is discussed below. EPA supplements the IMERC data with publicly available information on additional mercury-containing products. Information on non-mercury alternatives is gathered from a variety of public sources, including industry associations, non-governmental organizations, numerous Web sites and published reports. The database was developed in 2008, and will be updated annually.

Interstate Mercury Education & Reduction Clearinghouse (IMERC) Mercury-Added Products Database EXIT Disclaimer - The IMERC database is managed by the Northeast Waste Management Officials' Association (NEWMOA). It presents information on:

1. the amount and purpose of mercury in specific products that are sold in eight IMERC-member states;
2. the total amount of mercury in these products sold nationally in a given year; and
3. the manufacturers of these products.

The information is submitted to IMERC by or on behalf of product manufacturers in compliance with laws in the eight states of Connecticut, Louisiana, Maine, Massachusetts, New Hampshire, New York, Rhode Island, and Vermont. Notification requirements have been in effect for products manufactured or distributed in these states beginning in January 2001. The information is updated every three years.

U.S. FDA's Information on Mercury-Containing Medicines, Antibiotics and Vaccines - The U.S. Food and Drug Administration (FDA) provides a list of mercury-containing drug and biologic products, including the types and percentages of mercury ingredients in each of these products. The list includes non-homeopathic human and veterinary drug products and human biological products. Homeopathic drug products are not included because of the low amounts of mercury present in the products. Additional information on thimerosal content for biological products can be found on their Thimerosal in Vaccines and Mercury in Plasma-Derived Products pages.

The Pollution Prevention Resource Exchange (P2Rx) EXIT Disclaimer - Links to information and resources about mercury in health care, dentistry, and thermometers (home, medical, and industrial use). This page provides resources for establishments providing health care including hospitals, dental offices, doctors' offices, and clinics.

Substance Flow Analysis of Mercury Intentionally Used in Products in the United States (PDF) (15 pp., 422K, about PDF) EXIT Disclaimer - This article presents an effort to use substance flow analysis to develop improved estimates of the environmental releases caused by mercury-containing products and to provide policy makers with a better understanding of opportunities for reducing releases of mercury caused by products.

Written in part by EPA staff, the article was published in the *Journal of Industrial Ecology*, Vol. 11, Issue 3, on pages 61-75. [Note: link does not go directly to PDF; PDF available only to registered users, or access may be purchased.]

Reducing Use of Mercury-Containing Products

Product Stewardship - This page has information about the numerous stewardship efforts that have been initiated by government, industry, and non-governmental organizations, targeting a variety of mercury-containing products. There is a need to decrease the use of mercury in household and commercial products, and to prevent the mercury in existing products from entering the waste stream. When solid waste is burned in an incinerator, the mercury that is present can be released to the atmosphere and present a hazard to human health.

State Legislation and Regulations - Many states have enacted legislation and written regulations with the goal of reducing mercury emissions to air, land, and water. Links to state legislation, regulations, and resolutions; and county/city ordinances are listed below, sorted by state.

NEWMOA's Mercury Reductions Programs Database EXIT Disclaimer - This database provides information about mercury reduction programs across the nation. You can also add information about a program that your organization has created to reduce mercury.

Great Lakes Mercury in Products Phase-Down Strategy (PDF) (June 2008) (75 pp., 426K, about PDF) EXIT Disclaimer - Great Lakes states and tribes along with EPA developed this basin-wide Strategy to phase out the use of mercury-containing products and provide for mercury waste management. The Strategy includes recommendations for action by the Great Lakes states, focusing on specific products and sectors, as well as for actions cutting across multiple products and sectors. The Strategy was developed under the Great Lakes Regional Collaboration (GLRC), a multi-stakeholder process led by federal agencies, Great Lakes governors, Great Lakes mayors, Great Lakes tribes, and members of the Great Lakes states Congressional delegation.

Mercury Product Labeling (PDF) (March 2006) (24 pp., 625K, about PDF) EXIT Disclaimer - QSC report intended to stimulate discussion about the value and effectiveness of labeling mercury-added products as an approach for phasing out nonessential uses of mercury. The document describes activities in nine states and provides information about the value and effectiveness of state programs.

Mercury-Added Product White Paper (PDF) (November 2006) (19 pp., 113K, about PDF) EXIT Disclaimer - QSC paper identifies five mercury containing products where State and Federal agencies could reduce mercury use through voluntary and regulatory mechanisms.

The Product Stewardship Institute is working on a mercury thermostat project EXIT Disclaimer and a fluorescent lighting project. EXIT Disclaimer In the thermostat project, PSI is working with stakeholders to educate heating and cooling contractors and homeowners about the need to responsibly manage mercury thermostats, expand the availability of current recycling locations, provide incentives that motivate contractors and homeowners to recycle, and increase the replacement rate of mercury thermostats with non-mercury alternatives. In the lighting project, PSI is convening a national dialogue for the negotiation of strategies to address key issues, and conducting a pilot project to collect fluorescent lamps and thermostats from retail locations.

Recycling or Disposing of Mercury-Containing Products

Safe Management of Mercury-Containing Products - This table describes how mercury is used in a host of consumer products; the potential for mercury spills while using these products; and recommended

management practices for disposing of these products at the end of their useful lives. The table includes information on some older mercury-containing products, such as certain latex interior and exterior paints, that are no longer sold but still exist and need to be disposed of.

Federal regulations under the Resource Conservation and Recovery Act (RCRA) include specific requirements for handling and disposing of mercury-containing equipment under the universal waste rule.

NEWMOA's Mercury Legacy Products EXIT Disclaimer - A "legacy product" is a mercury-added product that is no longer sold as a new product in the U.S., but may still be in use, may be resold as a used or antique product, or may simply be stored in homes or businesses. These products may be subject to waste disposal restrictions because of their mercury content. Some states also restrict the re-sale of these products. This website provides information about the past and current uses of mercury-added legacy products, including photographs, types of situations in which the products were typically used, the location of mercury in the product, and information on their proper handling, removal, and disposal.

Non-Mercury Alternative Products

Mercury leaks or spills can be prevented through the safe management and recycling of products at the end of their useful lives. However the optimal way of preventing exposure to elemental mercury is to reduce the use of mercury-containing products by using alternatives whenever possible. In most cases, non-mercury alternatives exist for mercury-containing products.

EPA's Database on Mercury-Containing Products and Alternatives - This searchable database contains publicly available information on consumer and commercial products that contain mercury, plus information on non-mercury alternatives. This is a Windows database designed to be downloaded to operate on an individual computer. Information on non-mercury alternatives is gathered from a variety of public sources, including industry associations, non-governmental organizations, numerous Web sites and published reports. The database was developed in 2008, and will be updated annually.

National Wildlife Federation (NWF), 2002 report: Mercury Products Guide: The Hidden Dangers of Mercury (PDF) (51 pp, 948K, about PDF). EXIT Disclaimer

Lowell Center for Sustainable Production, 2003 report: An Investigation of Alternatives to Mercury Containing Products (PDF) (85 pp, 403K, about PDF). EXIT Disclaimer

Lowell Center for Sustainable Production: An Investigation of Alternatives to Miniature Batteries Containing Mercury (PDF) (72 pp, 1.1MB, about PDF). EXIT Disclaimer

Sustainablehospitals.org EXIT Disclaimer - This web site offers information on mercury-free alternative products and dental mercury removal systems.

Exhibit E



Dental Amalgam Use and Benefits

Amalgam is one of the most commonly used tooth fillings. It is a safe, sound, and effective treatment for tooth decay.

Amalgam has been the most widely used tooth filling material for decades. It remains popular because it is strong, lasting and low-cost.

On this page:

How Amalgam Is Made

Amalgam is made by blending almost equal parts of elemental liquid mercury and an alloy powder of mostly silver, and some tin and copper. Smaller amounts of other metals are sometimes used.

1. First, the dentist removes decay and prepares the tooth for the filling.
2. Second, the dentist mixes the mercury and metal powders together to form a putty-like substance.
3. Third, the dentist places the substance into the tooth and carves it to replace the part of the tooth destroyed by decay.
4. Last, the matter hardens fast and typically provides many years of normal function.

Back to top

Safety Concerns

The mercury found in amalgam fillings has raised some safety concerns over the years. Amalgam can release small amounts of mercury vapor over time. Patients can absorb these vapors by inhaling or ingesting them.

People can also be exposed to mercury through other means. Exposure can happen through certain foods (particularly fish), medications, the air we breathe, and other sources.

Mercury toxicity from high-level industrial or work exposure has been demonstrated. Possible symptoms of mercury poisoning include irritability, memory loss, tremors, poor physical coordination, insomnia, kidney failure, and anorexia.

Back to top

Little Evidence of Any Health Risk

Reports that suggest mercury from amalgam causes the above-mentioned symptoms, conditions and other diseases like Alzheimer□s or multiple sclerosis, are not backed up by current **scientific evidence.*** The evidence also suggests that the removal of amalgam has no health benefits.

Scientists supported by the National Institute of Dental and Craniofacial Research (NIDCR) recently reported the results of **two randomized clinical trials** that weighed the safety of placing amalgam fillings in the teeth of children. NIDCR is part of the National Institutes of Health (NIH).

One study was conducted in the United States and the other in Europe. The results are published in *JAMA (Journal of the American Medical Association).*

Both studies separately reach the same conclusion. Children whose cavities are filled with dental amalgam have no harmful health effects.

The findings include no detectable loss of intellect, memory, coordination, focus, nerve conduction, or kidney function during the 5 to7 years the children were followed. Prior work studies with adults indicate these organs might be especially sensitive to mercury.

Back to top

Amalgam Use is Declining

Amalgam use is declining for several reasons. The main reason is that cavity rates among school children and young adults are dropping. Improved filling alternatives are also now available for certain uses.

Community water fluoridation, fluoride products, and **sealants** have played large roles in tooth decay decline. Other factors include changes in eating behavior and improvements in oral hygiene products and practices.

Dental amalgam is used□

- In persons of all ages.
- In areas where most chewing is done, mainly in the rear teeth.
- When there is severe damage of tooth structure and cost is a big factor.
- As a foundation for metal, metal-ceramic, and ceramic crowns or caps.
- When patient commitment to personal oral hygiene is poor.
- When moisture control is a problem when placing the filling.
- When cost is a large patient concern.

Dental amalgam is not used when□

- Looks are important, such as fillings in the front teeth.
- Patients have a history of allergy to mercury or other amalgam parts.
- A large filling is needed and the cost of other restorative materials is not a major factor in the treatment decision.

Back to top

Ongoing Research and Regulatory Activities

The U.S. Public Health Service (USPHS) through the National Institutes of Health (NIH), the Centers for Disease Control and Prevention (CDC) and the Food and Drug Administration (FDA), reported on the risks and benefits of dental amalgam in 1993. Since, it has periodically examined the peer-reviewed scientific literature to judge the safety and effectiveness of amalgam and to update the public.

A recent **review*** conducted for the USPHS in 2004 found □insufficient evidence of a link between dental mercury and health problems, except in rare instances of allergic reaction.□

The Food and Drug Administration recently reviewed the scientific evidence on the safe use of amalgam and in July 2009 classified encapsulated dental amalgam as a class II medical device, the same as other commonly used dental restorative materials such as composite and gold. In its reclassification statement, the FDA discusses the scientific evidence on the benefits and risk of dental amalgam, including the risks of inhaled mercury vapor. The statement will help dentists and patients make informed decisions about the use of dental amalgam. Read the **FDA reclassification statement here.**

Back to top

Related Links



- **FDA Information on Dental Amalgams**
- **Life Sciences Research Office (LSRO) Amalgam Report Press Release*** (PDF□24K)
- **LSRO Amalgam Report Executive Summary***

* Links to non-Federal organizations are provided solely as a service to our users. Links do not constitute an endorsement of any organization by CDC or the Federal Government, and none should be inferred. The CDC is not responsible for the content of the individual organization Web pages found at this link.

One or more documents on this Web page is available in Portable Document Format (PDF). You will need **Acrobat Reader** to view and print these documents.

Page last reviewed: September 8, 2009
Page last modified: September 8, 2009
Content source: **Division of Oral Health, National Center for Chronic Disease Prevention and Health Promotion**
Page Located on the Web at http://www.cdc.gov/OralHealth/publications/factsheets/amalgam.htm

Exhibit F

Guidance for Industry and FDA Staff

Class II Special Controls Guidance Document: Dental Amalgam, Mercury, and Amalgam Alloy

Document issued on: July 28, 2009

The draft of this document was issued on February 20, 2002.

This guidance refers to previously approved collections of information found in FDA regulations. The collections of information in 21 CFR Part 801 have been approved under OMB control number 09 10-0485, expiration date August 31, 2011. Persons are not required to respond to a collection without a valid OMB number.

For questions regarding this document contact Michael E. Adjodha at 301-796-6276 or via email at michael.adjodha@fda.hhs.gov.


Center for Devices and Radiological Health
CDRH

U.S. Department of Health and Human Services
Food and Drug Administration
Center for Devices and Radiological Health

Dental Devices Branch
Division of Anesthesiology, Infection Control, General Hospital, and Dental Devices
Office of Device Evaluation

Preface

Public Comment

Written comments and suggestions may be submitted at any time for Agency consideration to the Division of Dockets Management, Food and Drug Administration, 5630 Fishers Lane, Room 1061, (HFA-305), Rockville, MD, 20852. Alternatively, electronic comments may be submitted to http://www.regulations.gov. When submitting comments, please refer to the exact title of this guidance document. Comments may not be acted upon by the Agency until the document is next revised or updated.

Additional Copies

Additional copies are available from the Internet at: http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/GuidanceDocuments/ucm073311.htm. You may also send an e-mail request to dsmica@fda.hhs.gov to receive an electronic copy of the guidance or send a fax request to 301-847-8149 to receive a hard copy. Please use the document number (1192) to identify the guidance you are requesting.

Table of Contents

Guidance for Industry and FDA Staff

Class II Special Controls Guidance Document: Dental Amalgam, Mercury, and Amalgam Alloy

1. Introduction

The Food and Drug Administration (FDA) has developed this guidance as the special control to support the classification of dental amalgam into Class II (special controls), the reclassification of dental mercury[1] from Class I to Class II, and the current classification of amalgam alloy in Class II. The three devices are now classified in a single regulation, Dental Amalgam, Mercury, and Amalgam Alloy, 21 CFR 872.3070. Mercury is elemental mercury, supplied as a liquid in bulk, sachet, or predosed capsule form, intended to be combined with amalgam alloy for the direct filling of carious lesions or structural defects in teeth. Amalgam alloy is composed primarily of silver, tin, and copper, supplied as a powder in bulk, tablet, or predosed capsule form, and is intended to be combined with mercury for the direct filling of carious lesions or structural defects in teeth. Dental amalgam consists of a combination of mercury and amalgam alloy, and is intended for the direct filling of carious lesions or structural defects in teeth. FDA is issuing this guidance in conjunction with a Federal Register (FR) notice announcing the final rule classifying dental amalgam, mercury, and amalgam alloy into Class II (special controls). The classification regulation designates this guidance document as the special control for these three devices.

Designation of this document as a special control means that any firm currently marketing, or intending to market, dental amalgam, mercury, or amalgam alloy will need to address the issues covered in this special controls guidance. The firm must show that its device addresses the issues of safety and effectiveness identified in this guidance, either by meeting the recommendations of this guidance or by some other means that provides equivalent assurances of safety and effectiveness.

The Least Burdensome Approach

The issues identified in this guidance document represent those that we believe need to be addressed before your device can be marketed. In developing the guidance, we carefully considered the relevant statutory criteria for Agency decision-making. We also considered the burden that may be incurred in your attempt to follow the guidance and address the issues we have identified. We believe that we have considered the least burdensome approach to resolving the issues presented in the guidance document. If, however, you believe that there is a less burdensome way to address the issues, you should

[1] FDA is no longer using the term "dental mercury," but instead is using "mercury," to more accurately reflect the fact that the mercury used in dental amalgam is elemental mercury.

follow the procedures outlined in the "A Suggested Approach to Resolving Least Burdensome Issues" document. It is available on our Center web page at: http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/Overview/MedicalDeviceProvisionsofFDAModernizationAct/ucm136685.htm

2. Background

A manufacturer who intends to market a device of this generic type must

- conform to the general controls of the Federal Food, Drug, and Cosmetic Act (the act), including the premarket notification requirements described in 21 CFR 807 Subpart E,
- conform to the special control developed for this device by addressing the specific risks to health associated with dental amalgam devices identified in this guidance, and
- obtain a substantial equivalence determination from FDA prior to marketing the device. (See also 21 CFR 807.81 and 807.87).

FDA believes that special controls, when combined with the general controls of the act, are sufficient to provide reasonable assurance of the safety and effectiveness of these devices.

This special control guidance identifies the classification regulation and product codes for dental amalgam, mercury, and amalgam alloy (Please refer to Section 3. Scope). Other sections of this guidance document provide recommendations to manufacturers on addressing risks related to these devices.

This document supplements other FDA documents regarding the specific content requirements of a premarket notification submission. You should also refer to 21 CFR 807.87, the guidance entitled Format for Traditional and Abbreviated 510(k)s[2], and the Premarket Notification 510(k) section of CDRH's Device Advice web page.[3]

Under The New 510(k) Paradigm - Alternate Approaches to Demonstrating Substantial Equivalence in Premarket Notifications; Final Guidance,[4] a manufacturer may submit a Traditional 510(k), an Abbreviated 510(k), or a Special 510(k). FDA believes an Abbreviated 510(k) provides the least burdensome means of demonstrating substantial equivalence for a new device, particularly once FDA issues a Class II special controls guidance document for the device. Manufacturers considering certain modifications to their own cleared devices may lessen their

---

2 http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/GuidanceDocuments/ucm084365.htm

3 http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/HowtoMarketYourDevice/PremarketSubmissions/PremarketNotification510k/default.htm

4 http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/GuidanceDocuments/ucm080187.htm

regulatory burden by submitting a Special 510(k). For more information on types of Premarket Notification 510(k)s that may be submitted to FDA, see the Premarket Notification 510(k) of CDRH's Device Advice web page[5].

3. Scope

The scope of this guidance is limited to the devices described below that are classified in 21 CFR 872.3070 and include the product codes listed in the table.

§ 872.3070 Dental Amalgam, Mercury, and Amalgam Alloy

(a) Identification. Dental amalgam is a device that consists of a combination of elemental mercury, supplied as a liquid in bulk, sachet, or predosed capsule form, and amalgam alloy composed primarily of silver, tin, and copper, supplied as a powder in bulk, tablet, or predosed capsule form, for the direct filling of carious lesions or structural defects in teeth. This device also includes the individual component devices, mercury and amalgam alloy, when intended to be combined with each other to form dental amalgam.

(b) *Classification*. Class II (special controls). The special control for this device is FDA's "Class II Special Controls Guidance Document: Dental Amalgam, Mercury, and Amalgam Alloy." See § 872.1(e) for the availability of this guidance document.

This generic type of device includes encapsulated dental amalgam, as well as its individual components mercury and amalgam alloy, which may be marketed individually in bulk, sachet, or tablet form.

Firms intending to market mercury or amalgam alloy separately will need to address the specific risks to health identified in this guidance for those devices.

The relevant FDA product codes for this classification are as follows:

Product Code	Description
OIV	Dental Amalgam
ELY	Mercury
EJJ	Amalgam Alloy

This generic type of device does not include the following:

- dental amalgam capsule classified under 21 CFR.872.3110
- mercury and alloy dispenser classified under 21 CFR 872.3080
- dental amalgamator classified under 21 CFR 872.3100
- base metal alloys classified under 21 CFR 872.3710, and
- noble metal alloys classified under 21 CFR 872.3060.

---

5 http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/HowtoMarketYourDevice/PremarketSubmissions/PremarketNotification510k/default.htm

4. Describing Your Device in a 510(k) Premarket Notification

FDA recommends that, when submitting a 510(k) premarket notification, you identify your device by regulation and product code as described in Section 3 and include the information discussed below.

FDA recommends that you compare your device to a legally marketed predicate device and that you provide information to show how your device is both similar to, and different from, the predicate device. Side by side comparisons, whenever possible, are desirable; for example, using a tabular format as shown below. We also recommend that you describe how any differences may affect the comparative safety or effectiveness of your device.

Table 1: Comparison of Your Device and Predicate Device

Descriptive Information	Your Device	Predicate Device
Intended Use – including any specific indication for use		
Composition of Materials – the chemical composition of device		
Physical Properties – e.g., compressive strength, creep, dimensional change		
Differences –aspects of the device that are different from the predicate device		

5. Risks to Health[6]

In the table below, FDA has identified the potential risks to health generally associated with the use of dental amalgam devices that this special controls guidance is intended to address. The measures recommended to mitigate these risks are described in this guidance document, as shown in the table below. Before submitting your 510(k), you should conduct a risk analysis to identify any other risks specific to your device. You should describe the risk analysis method used and include the results of this analysis in your 510(k). If you elect to use an alternative approach to address a particular risk identified in this document, or have identified other risks in addition to those described in this document, you should provide sufficient detail to support the approach you have used to address those risks.

[6] The preamble to the final rule describes in detail the risks to health presented by this device that FDA has identified and explains how the recommendations in this guidance address those risks.

Table 2: Dental Amalgam Risks and Recommended Mitigation Measures

Risks	Recommended Mitigation Measures
Exposure to Mercury	Section 8. Labeling Section 6. Performance Data (mercury vapor release)
Allergic Response Including Adverse Tissue Reaction	Section 7. Biocompatibility Section 8. Labeling
Contamination	Section 6. Composition and Performance Data
Mechanical Failure	Section 6. Composition and Performance Data Section 8. Labeling
Corrosion	Section 6. Composition and Performance Data Section 8. Labeling
Improper Use	Section 8. Labeling

Table 3: Mercury Risks and Recommended Mitigation Measures

Risks	Recommended Mitigation Measures
Exposure to Mercury	Section 8. Labeling
Contamination	Section 6. Composition and Performance Data
Improper Use	Section 8. Labeling

Table 4: **Amalgam Alloy Risks and Recommended Mitigation Measures**

Risks	Recommended Mitigation Measures
Allergic Response Including Adverse Tissue Reaction	Section 7. Biocompatibility Section 8. Labeling
Mechanical Failure	Section 6. Composition and Performance Data Section 8. Labeling
Corrosion	Section 6. Composition and Performance Data Section 8. Labeling
Improper Use	Section 8. Labeling

6. Composition and Performance Data

FDA recommends that you evaluate your dental amalgam, mercury, and amalgam alloy devices using the relevant portions of the FDA-recognized standard listed below or an equivalent method:

ISO 24234:2004(E), Dentistry—Mercury and alloys for dental amalgam.

For amalgam alloy and dental amalgam, we recommend that the testing be performed on the finished form[7] of the device, i.e., dental amalgam, the combination of mercury and amalgam alloy.

For mercury and dental amalgam, we recommend that the composition be free from contamination as specified by ISO 24234:2004(E).

A. Chemical Composition

FDA recommends that you provide the complete chemical composition of your dental amalgam, mercury, and amalgam alloy devices, totaling 100 percent by mass, and the Chemical Abstracts Service[8] (CAS®) registry number of all constituents of the formulation.

---

[7] The finished form is to be tested because mercury and amalgam alloy are not used alone but must be combined to form dental amalgam.

[8] http://www.cas.org/EO/regsys.html

B. Performance Data

FDA recommends that you provide the following performance data for your mercury[9] device:

- visual assessment that mercury is free from contamination, as specified by ISO 24234:2004(E).

FDA recommends that you provide the following physical properties of your dental amalgam and amalgam alloy[10] devices:

- compressive strength (MPa) @ 1 hr
- compressive strength (MPa) @ 24 hrs
- maximum creep (%)
- dimensional change during hardening (%)
- particle size distribution (μ) and shape, i.e., spherical, irregular, etc.
- corrosion products[11] identifying the ions leached ($\mu g/cm^2$) and mercury vapor released during corrosion (ng/cm^2 in 4 hrs)
- trituration time (s)
- working time (min)

7. Biocompatibility

FDA recommends that you conduct biocompatibility testing for your dental amalgam device on the finished form[12], i.e., the combined product of mercury and amalgam alloy, as described in the following FDA-recognized standard, or by an equivalent method:

ISO 7405:1997(E), Dentistry - Preclinical evaluation of biocompatibility of medical devices used in dentistry—Test methods for dental materials.

If the composition of your dental amalgam device has already been demonstrated to be biocompatible for the same indication and the same type of tissue contact, either by a predicate device or in the literature, you may support the biocompatibility of your device by identifying the predicate or citing to the literature, in lieu of performing biocompatibility testing. However, if your device contains new chemical components or additives, or uses new technology, you should conduct biocompatibility testing, as described above.

---

[9] This includes dental amalgam when provided in encapsulated form.

[10] The physical properties of amalgam alloy are to determined from those of dental amalgam, the finished form.

[11] See Annex A, Determination of Immersion Corrosion for Dental Amalgam, of ISO 24234:2004(E)

[12] Preclinical evaluation of the finished form is a useful measure of biocompatibility, whereas such testing of individual device components, mercury or amalgam alloy, is not.

8. Labeling for Dental Professionals[13]

FDA recommends that the labeling of your dental amalgam, mercury, and amalgam alloy devices include information sufficient to inform dental professionals of the properties and proper use of the devices. This information should include the device's composition, including its mercury content, physical properties, warnings, precautions, and information for use as described below.

A. Composition

FDA recommends that the labeling of your dental amalgam, mercury, and amalgam alloy devices identify and provide the mass fraction of every element of the device, including mercury, that is present in a concentration greater than 0.5%. The identity of other elements present in a concentration less than or equal to 0.5% may be disclosed without percentages. Disclosure of the mercury content should be stated clearly on the packaging of the device. The following statement is recommended:

- Contains [ ]% mercury by weight

B. Physical Properties

FDA recommends that the labeling of your dental amalgam and amalgam alloy devices disclose the following physical properties:

- compressive strength (MPa) @ 24 hrs
- dimensional change during hardening (%)
- trituration time (s)
- working time (min)

C. Warnings

FDA recommends that the labeling of your dental amalgam and mercury devices include the following warnings for health professionals about potential exposure to mercury:

- **WARNING -- CONTAINS MERCURY**
- may be harmful if vapors are inhaled

D. Contraindication

FDA recommends that the labeling of your dental amalgam and mercury devices include the following contraindication:

- do not use in persons with a known mercury allergy

---

[13] Although final labeling is not required for 510(k) clearance, final labeling must comply with the requirements of 21 CFR Part 801 before a medical device is introduced into interstate commerce. In addition, final labeling for prescription medical devices must comply with 21 CFR 801.109. Labeling recommendations in this guidance are consistent with the requirements of Part 801.

E. Precautions

FDA recommends that the labeling of your dental amalgam, mercury, and amalgam alloy devices include the following precautions regarding use of the devices:

- do not place the device in direct contact with other types of metals
- use with adequate ventilation
- single-use only
- store in a cool, well ventilated place

F. Information for Use

Dental amalgam has been and remains one of the most commonly used restorative materials in dentistry. Although amalgam has been used successfully for many years, the risks associated with this device have been controversial. In order for dentists to make appropriate treatment decisions with their patients, it is important to provide information to help dentists understand the complexities of the science related to dental amalgam and its mercury content.

FDA recommends that the labeling of your dental amalgam, mercury, and amalgam alloy devices include the following statement regarding use of the devices, and that dental professionals consider this information when developing individual treatment recommendations:

> "Dental amalgam has been demonstrated to be an effective restorative material that has benefits in terms of strength, marginal integrity, suitability for large occlusal surfaces, and durability.[14] Dental amalgam also releases low levels of mercury vapor, a chemical that at high exposure levels is well-documented to cause neurological and renal adverse health effects.[15] Mercury vapor concentrations are highest immediately after placement and removal of dental amalgam but decline thereafter.
>
> Clinical studies have not established a causal link between dental amalgam and adverse health effects in adults and children age six and older. In addition, two clinical trials in children aged six and older did not find neurological or renal injury associated with amalgam use.[16]

---

[14] Dental Amalgam: A Scientific Review and Recommended Public Health Service Strategy for Research, Education and Regulation; Public Health Service, U.S. Department of Health and Human Services, January 1993.

[15] Liu, J. et al., "Toxic effects of metals," Casarett & Doull's Toxicology: The Basic Science of Poisons, Chapter 23, pp. 931-979, McGraw-Hill Medical, New York, New York, 2008. Clarkson, T.W. et al., "The Toxicology of Mercury and Its Chemical Compounds," Critical Reviews in Toxicology, Vol. 36, pp. 609-662, 2006.

[16] De Rouen, T. et al., "Neurobehavioral Effects of Dental Amalgam in Children, A Randomized Clinical Trial," Journal of the American Medical Association, Vol. 295, 1784-1792,No. 15, April, 19, 2006.

The developing neurological systems in fetuses and young children may be more sensitive to the neurotoxic effects of mercury vapor. Very limited to no clinical information is available regarding long-term health outcomes in pregnant women and their developing fetuses, and children under the age of six, including infants who are breastfed.

The Agency for Toxic Substances and Disease Registry's (ATSDR) and the Environmental Protection Agency (EPA) have established levels of exposure for mercury vapor that are intended to be highly protective against adverse health effects, including for sensitive subpopulations such as pregnant women and their developing fetuses, breastfed infants, and children under age six.[17] Exceeding these levels does not necessarily mean that any adverse effects will occur.

FDA has found that scientific studies using the most reliable methods have shown that dental amalgam exposes adults to amounts of elemental mercury vapor below or approximately equivalent to the protective levels of exposure identified by ATSDR and EPA. Based on these findings and the clinical data, FDA has concluded that exposures to mercury vapor from dental amalgam do not put individuals age six and older at risk for mercury-associated adverse health effects.

Taking into account factors such as the number and size of teeth and respiratory volumes and rates, FDA estimates that the estimated daily dose of mercury in children under age six with dental amalgams is lower than the estimated daily adult dose. The exposures to children would therefore be lower than the protective levels of exposure identified by ATSDR and EPA.

Bellinger, D.C. et al., "Neuropsychological and Renal Effects of Dental Amalgam in Children: A Randomized Clinical Trial," Journal of the American Medical Association, Vol. 295, No. 15, April 19, 2006, 1775-1783, 2006.
Barregard, L. et al., "Renal Effects of Dental Amalgam in Children: The New England Children's Amalgam Trial," Environmental Health Perspectives, Volume 116, 394-399,,No. 3, March 2008.
Woods, J.S. et al., "Biomarkers of Kidney Integrity in Children and Adolescents with Dental Amalgam Mercury Exposure: Findings from the Casa Pia Children's Amalgam Trial," Environmental Research, Vol. 108, pp. 393-399, 2008.
Lauterbach, M. et al., "Neurological Outcomes in Children with and Without Amalgam-Related Mercury Exposure: Seven Years of Longitudinal Observations in a Randomized Trial," Journal of the American Dental Association, Vol. 139, 138-145, February 2008.

[17] Agency for Toxic Substances and Disease Registry (ATSDR) and Research Triangle Institute, Toxicological profile for mercury, U.S. Dept. of Health and Human Services, Public Health Service, Atlanta, Georgia, 1999.
United States Environmental Protection Agency (EPA), "Integrated Risk Information System (IRIS) Screening-Level literature Review" – Mercury, elemental, 2002.

In addition, the estimated concentration of mercury in breast milk attributable to dental amalgam is an order of magnitude below the EPA protective reference dose for oral exposure to inorganic mercury. FDA has concluded that the existing data support a finding that infants are not at risk for adverse health effects from the breast milk of women exposed to mercury vapors from dental amalgam."